cars

CAPITAL AUTOMOTIVE REIT

2002 ANNUAL REPORT



2002 Performance Highlights

- Acquired over $350 million in high quality real estate, a 28% increase in our real estate portfolio
- Total revenue, diluted earnings per share and adjusted funds from operations per share increased 21%, 19% and 13%, respectively, over the prior year
- Provided shareholders a total return in excess of 27% for 2002
- 20 consecutive quarterly dividend increases with a 24% return of capital for 2002 dividends paid
- 100% occupancy with no rental payment defaults since inception
- Weighted average remaining lease term of our real estate portfolio of nearly 12 years

COMPANY PROFILE Capital Automotive is the nation's leading specialty finance company focused solely on automotive retail real estate. We are dedicated to providing shareholders with stable cash flow and returns through quarterly dividends and prudent growth. The Company's dividend distributions are supported by the cash flows of our 292 properties, which are leased to some of the most experienced, multi-franchised automotive retailers in the country. Our primary strategy is to purchase real estate and at the same time enter into long-term, triple-net leases with operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses. Our tenants are responsible for substantially all expenses associated with the properties and are generally public auto retailers or large, multi-generational family businesses.

FINANCIAL HIGHLIGHTS *(In Thousands, Except Per Share Data)*

	Years Ended December 31, 2002	2001	2000	1999	1998
Total Revenue	**$ 142,435**	$ 117,481	$ 102,303	$ 75,873	$ 34,931
Net Income	**43,829**	31,377	25,812	21,731	16,491
Funds From Operations (FFO)*	**83,427**	64,333	53,455	44,205	27,047
Adjusted FFO (AFFO)*	**78,343**	60,906	51,096	43,243	27,047
Diluted Earnings Per Share	**1.55**	1.30	1.22	1.01	0.79
Diluted FFO Per Share	**2.25**	1.97	1.81	1.54	1.03
Diluted AFFO Per Share	**2.11**	1.86	1.73	1.50	1.03
Annual Dividend Per Share	**1.60**	1.55	1.50	1.38	0.876

	As of December 31, 2002	2001	2000	1999	1998
Real Estate Before Accumulated Depreciation	**$1,574,153**	$1,229,694	$1,037,870	$935,525	$511,132
Total Assets	**$1,542,470**	$1,199,700	$1,021,589	$942,559	$583,211
Total Debt	**$1,009,829**	$ 701,164	$ 585,719	$501,510	$161,997
Weighted Average Number of Common Shares Outstanding—Diluted	**28,589**	24,450	21,113	21,629	20,978
Weighted Average Number of Common Shares and Units Outstanding—Diluted	**37,096**	32,726	29,476	28,796	26,228
Total Common Shares Outstanding	**28,321**	26,653	21,334	21,640	21,607
Total Common Shares and Units Outstanding	**36,881**	34,660	29,788	29,961	28,181

*See page 27 for the reconciliation of FFO and AFFO to their most directly comparable GAAP measure.

Real Estate Before Accumulated Depreciation
(in millions)



$511
$936
$1,038
$1,230
$1,574
1998
1999
2000
2001
2002

Annual Revenue
(in millions)



$35
$76
$102
$117
$142
1998
1999
2000
2001
2002

Annual Adjusted Funds From Operations
(per share)



$1.03
$1.50
$1.73
$1.86
$2.11
1998
1999
2000
2001
2002

Annual Dividend
(per share)



$0.88
$1.38
$1.50
$1.55
$1.60
1998
1999
2000
2001
2002

Compounded Annual Total Return
from February 13, 1998 (CARS Initial Public Offering Date) to December 31, 2002


Nasdaq
S&P 500
NAREIT
CARS
19.52%
3.60%*
0%
-2.24%*
-5.36%*

*Compounded annual total return calculated from 2/27/98 to 12/31/02.

Source: Bloomberg

2002 was another tremendous year for Capital Automotive and our shareholders. Our tenants continue to perform very well, despite a weaker economy. We are pleased again to report that we have not incurred a single rental payment default from any of our tenants since our inception, and our portfolio continues to be 100% occupied. In addition to maintaining the high credit quality of our portfolio, the Company had an exceptional year in terms of transactions, acquiring in excess of $350 million of high-quality automotive real estate and completing a $325 million debt securitization in the capital markets. The Company also achieved record revenues, adjusted funds from operations (funds from operations—the most common operating measure for REITs—less straight-lined rents), and dividends paid to shareholders. We have now achieved twenty consecutive quarters of growth in each of those categories—in fact, dividends have grown by more than 80% from 1998, our first year as a public company, to 2002. Increasing our dividend each quarter, coupled with the non-taxable return of capital of 24% of dividends paid in 2002, is tangible proof of our ability to create value for our shareholders. Capital Automotive provided shareholders with a total return, share price appreciation plus dividends, in excess of 27% for 2002 and a compounded annual total return of nearly 20% since our initial public offering in February 1998.

OUR STRATEGY

Capital Automotive invests in well-located, highly desirable retail automotive properties and, at the same time, enters into long-term, triple-net leases, usually fifteen years in length. Our underlying business strategy is not only simple, it has remained unchanged since our inception. Our tenants are generally public auto retailers or multi-generational family businesses, with long histories of producing operating profitability in all economic environments. We have and will continue to apply stringent underwriting criteria to our current and prospective tenants, as well as our real estate.

Our primary goal has always been to generate long-term, predictable, stable cash flow for our shareholders. Our corporate plan combines maximizing the efficiency of the Company's capital while minimizing interest rate risk. We intend to continue to substantially match-fund our long-term leases with long-term debt, thereby minimizing interest rate risk and locking in our investment spreads during the initial term of our leases. We have employed modest leverage relative to the high quality of our real estate and the credit worthiness of our tenants. Our leverage is currently at approximately 54% debt to total market capitalization.

We have been consistent in articulating the significant difference between the economics of automotive retailers and vehicle manufacturers. The past 18 months have highlighted this difference and illustrated the resilience of the auto retailers' business. In the aftermath of the September 11, 2001 tragedy, the war in Afghanistan, ongoing terrorist threats, and a worldwide recession, auto retailers have exhibited solid performance. The significant incentives, including zero percent financing, offered by the domestic vehicle manufacturers have stimulated new vehicle sales. As a result, used vehicle prices have declined, making them an incredible value for the consumer, which drove used car sales to a record volume in 2002. Little, if any, of the cost of zero percent financing and other incentives are borne by the dealer. Although the cost of these incentives to the manufacturers has been enormous, their significant fixed-cost structure motivates them to maintain production and to seek greater market share. Manufacturers have tremendous fixed costs in the form of plant and equipment, union contracts, retiree costs and new vehicle launch costs. On the other hand, dealers benefit from a variable cost structure that aligns costs with revenues. A dealer's primary costs are sales commissions, advertising and inventory costs. We do not foresee a change in the automotive business that would alter these economics. The dealer's stability is supported by brand diversity and multiple revenue sources, including used vehicle sales, parts and service, finance and insurance, as well as new car sales.

OUR FUTURE

The future remains very bright for Capital Automotive. The consolidation of the automotive retail industry is still in its infancy. Based on the most recent published information, in terms of total new vehicle sales volume, the seven publicly traded auto retailers and the "Top 100" dealership groups only accounted for approximately 6% and 16% of the market, respectively. As consolidation continues, our sale and leaseback strategy should be a significant source of capital to the acquiring dealership group while providing the selling dealer with a tax-efficient means of selling its real estate. We are confident in our ability to generate sufficient acquisitions that will allow us to grow our cash flow in accordance with our long-term plans. Our business has been built on strong relationships with the largest, most experienced dealer groups in the automotive retail industry. As a result of these relationships, we expect to complete a significant portion of our future acquisitions with our existing tenants as they continue to grow. Our growth will be made up of external growth through acquisitions and internal growth through contractual rent escalations with our tenants. We expect a significant portion of our adjusted funds from operations per share growth in 2004 through 2007 to be generated from rent escalations alone. The combination of our growth and strong tenant base should provide growing and reliable quarterly dividends as well as solid, risk-adjusted total returns to our shareholders.

We remain the only entity solely focused on this business. Our nearest competitors are lenders, who have typically provided automotive retailers with short-term, floating-rate mortgage financing. These finance sources do not typically provide long-term capital or the estate planning benefits that we offer to the dealer community. We will continue to develop value-added products for our customers. These innovations include variable rate leases, flexible leasehold improvement funding programs, and new facility construction financing. Because of our competitive advantage, solid balance sheet, and strong relationships that we have developed with many of the largest dealership groups, we believe there is significant opportunity to grow our business without taking incremental credit risk.

OPERATING WITH INTEGRITY

We have conducted, and will continue to conduct, our business with integrity and are committed to provide accurate and timely information to our shareholders and stakeholders. We believe our financial statements and disclosures are useful and accurate. We continue to have no off-balance-sheet ventures, no speculative development risk, no near-term lease renewals, and no capital expenditures for our properties. We have an outstanding, simple and straightforward business. We have achieved strong returns by focusing on our core business and providing value to our customers. Today, more than ever, investors are concerned about the quality of corporate governance and how it might impact investments. During 2002, Institutional Shareholder Services released its Corporate Governance Quotient (CGQ), which is a ranking system that scores companies on their corporate governance performance. Based on a CGQ report we received during the fourth quarter of 2002, Capital Automotive outperformed 94.4% of the companies in the Russell 3000 and 94.5% of the companies in the real estate group. We are proud of, but not complacent with, these statistics. Our goal is to provide full transparency for our shareholders and to strive to adopt best practices for corporate governance.



John J. Pohanka
Chairman of the Board

Thomas D. Eckert
President and Chief Executive Officer

We are fortunate to have a very talented, dedicated, and ethical group of professionals that our shareholders can count on to be honest, direct and forthright. We thank each and every one of our employees, trustees, clients, and friends for their contribution to our success, and we look forward to the future with confidence.

Thank you for your continuing support.

Sincerely,

John J. Pohanka
Chairman of the Board

Thomas D. Eckert
President and Chief Executive Officer

March 1, 2003



HONDA WEST, LAS VEGAS, NV

Honda West was built in 2002 on Sahara Avenue just 6 miles from the strip in downtown Las Vegas, Nevada. The dealership encompasses over 8 acres and over 55,000 square feet of improvements.

$1.6 billion

As of December 31, 2002, we had invested nearly $1.6 billion in 292 properties, consisting of 412 automotive franchises in 28 states.

OUR NICHE

As the only entity solely focused on pursuing the strategy of purchasing automotive retail real estate, which we simultaneously lease to automobile dealer groups under long-term, triple-net leases, Capital Automotive has developed a dynamic and stable business. Our focus has remained on partnering with large, multi-franchised automotive dealers and the related businesses they operate. Since our inception in February 1998, we have assembled a nearly $1.6 billion portfolio of high-quality real estate that is occupied by some of the strongest operators in a business that has proven to be very stable over the past 50 years. Our strategy centers around developing long-standing relationships in the industry in order to generate predictable and growing cash flows over the long term. We continuously have refined our product offerings to meet the needs of our dealer clients. We introduced variable rate leases to meet the needs of dealers in high and low interest rate environments. Our leasehold improvement funding program allows us to meet our dealers' capital needs while extending our leases and improving our rates of return. Finally, our ability to provide construction funding allows our best tenants to have Capital Automotive fund land acquisition and construction, insuring us of a stream of new, desirable retail locations.

We believe our Company is well positioned to take advantage of the enormous growth opportunities while the industry continues to consolidate. During the past five years, ownership consolidation of franchises in the automotive industry has increased at a more rapid pace, particularly with the emergence of public auto retailers. Six of the largest public groups—AutoNation, CarMax, Group 1 Automotive, Lithia Motors, Sonic Automotive, and UnitedAuto Group—are among our tenants. These public groups are focused on creating economies of scale with sound operating models that seek to improve operating performance.

THE OPPORTUNITY FOR GROWTH

The automotive retailing industry is the largest retail segment in the United States. In 2002, the 21,800 franchised dealers in the country recorded sales of nearly $680 billion. Additionally, recent information indicates that automotive sales and servicing accounted for approximately 4 million jobs in the United States. Industry sources estimate that more than $50 billion of real estate is used by franchised automotive dealers. We believe that approximately $15 to $20 billion of properties will likely meet



DON MASSEY CADILLAC, PLYMOUTH, MI

Don Massey Cadillac, which is operated by Sonic Automotive, Inc., is located in Plymouth, Michigan, a suburb of Detroit, and is the largest Cadillac dealership in the country based on unit sales. Encompassing over 13 acres and 72,000 square feet of improvements, it is located near the intersection of Ann Arbor Road and I-275.

80% 20 consecutive increases in quarterly dividends with dividend growth of more than 80% since 1998, our first year as a public company.



Average Dealer Profitability as Compared to the Three Largest Automobile Manufacturers
Historical Pre-Tax Margins


10%
8
6
4
2
0
-2
-4
1981
1986
1991
1996
2001
Big 3
Auto Retailers

Source: National Automobile Dealers Association–NADA

our investment criteria of being operated by large, multi-site, multi-franchised automobile dealer groups with extensive operating histories. Many large scale, publicly traded, and privately held dealer groups own and operate in excess of $100 million of real estate. We have and will continue to pursue opportunities with these groups.

THE AUTOMOTIVE RETAIL BUSINESS

The stability of the automotive retail industry is vastly different from the cyclical nature of the automobile manufacturing business. The dealership business is a high-volume, low-margin, stable business with a high percentage of variable expenses. History illustrates that during economic slowdowns, manufacturers' strikes or changes in consumer product preferences, dealers are able to quickly reduce operating expenses and maintain stable cash flows. Dealers can shift their emphasis from new car sales to alternative revenue and profit centers, such as used vehicles, finance and insurance sales, or parts and service. Automobile manufacturing, by contrast, is a very high fixed-cost business where large volumes are essential for profitability. As witnessed during the past two years, manufacturers provided substantial incentives in the form of low or zero percent financing and cash rebates to the consumer in order to drive sales volume. These incentives, though detrimental to a manufacturer's profitability, are necessary to maintain plant volumes and to sustain the *manufacturer's retail distribution channel.* The incentives from the manufacturers have little, if any, cost for the automotive retailer.

STATE FRANCHISE LAWS AND MANUFACTURER AGREEMENTS

Unlike many other retailing sectors, automotive retailers' sales territories are governed by state franchise laws and protected by





MIDWESTERN AUTO GROUP AND MIDWESTERN BMW AND MINI, DUBLIN, OH

The Midwestern Auto Group Luxury facility and Midwestern BMW and MINI dealerships are located in Dublin, Ohio, a suburb of Columbus. Midwestern Automotive Group operates 13 import franchises from these two locations, including Aston Martin, Audi, Bentley, BMW, Ferrari, Porsche, Land Rover, Lotus, Maserati, MINI, Rolls-Royce, Saab and Volkswagen. The Midwestern Auto Group Luxury facility encompasses nearly 15 acres with over 75,000 square feet of improvements, achieving status as the largest import dealer in the area with 11 different luxury brands. The Midwestern BMW and MINI dealerships encompass nearly 6 acres and over 33,000 square feet of improvements.





20%

We have achieved an adjusted funds from operations and earnings per share compounded annual growth rate of 20% and 19%, respectively, since inception.


MASERATI

Dealer's Profitability Mix [1]


57%
Parts, Service, Repairs, Other
20%
New Car Sales
23%
Used Car Sales

[1] *From 1993-2002*

Source: National Automobile Dealers Association—NADA

manufacturer agreements. Nearly every other segment of retailing faces the potential of competitive store openings. This is not the case in automotive retailing. Franchise laws require that all new vehicles be sold by franchised dealers, as well as limit the number of dealerships selling a brand of vehicles in a given geographic area. These long-standing laws generally make it unlawful for an automobile manufacturer to compete directly with a franchised dealer.

DEALERS' FINANCIAL STABILITY

Throughout history, well-managed dealership operations have been profitable in all economic environments, as industry data has shown. Prior to the 1990's, a dealer's profitability relied heavily on the sale of new vehicles. However, with information readily available to consumers today and the level of competition for new vehicle buyers, new car margins have significantly declined. During the past ten years, approximately 20% of the average dealer's profits were derived from the sale of new vehicles and 80% were generated by the sale of parts and service and used vehicles. These latter two areas have historically been more stable in all economic environments. During economic contractions, consumers retain their cars longer or consider the purchase of less expensive used vehicles. Under either scenario, more frequent service and replacement parts are required. Longer manufacturer warranties, wider availability of extended new and used





CARMAX, ROSEVILLE, CA

CarMax Auto Superstore, located in Roseville, California, encompasses over 13 acres and nearly 50,000 square feet of improvements. The property is located adjacent to the Roseville Automall, which houses 19 new vehicle franchises. The facility is located 11 miles from Sacramento, California and is the largest retailer of used vehicles in the area.

100%

Our portfolio has been 100% occupied with no rental payment defaults since inception.

Our cash flows are supported by experienced, large automotive retailers with the weighted average operating cash flow of our tenants exceeding 3.75 times the amount of their rent.

vehicle warranties, increased complexity of vehicles, and higher volume of vehicles on the road, should ensure that parts and service departments will continue to be primary dealership profit centers. In fact, franchised dealers achieve approximately 48% gross margins in their parts and service operations. The used vehicle industry has exhibited more stability as compared to that of new vehicles. Franchised dealers currently have an approximately 40% share of the used vehicle sales market. With the increased penetration of manufacturers' certified used car programs as well as high-quality trade-ins, franchised dealers continue to benefit from this important source of revenue. This mix in profitability sources should continue to improve the stability of our tenants' operating cash flows and thus their ability to make rental payments in all economic conditions.

Most auto retailers agree that the disparity in profitability between brands has never been greater. Consumer preferences and perceptions may not always align with a manufacturer's product offerings. Larger, more experienced dealer groups, like the ones in our portfolio, understand that brand diversity is necessary to sustain profitability. There are many examples of specific automotive brands gaining or losing market share. Large retailers generally have a mix of franchises at various price points that include both import and domestic nameplates. Our portfolio contains significant brand diversification, which is reflective of our successful tenants.

AUTOMOTIVE RETAIL REAL ESTATE

Our real estate is typically located in high-quality commercial areas with good visibility and high traffic volume. Under the franchise laws, automotive dealerships have exclusive geographic areas for their brand of vehicles. In most major metropolitan areas, zoning for dealerships is difficult to obtain, which potentially lengthens the useful life of our locations. Our real estate is primarily located





CHAUNCEY RANCH, NORTH SCOTTSDALE, AZ

The Chauncey Ranch Auto Complex, located in North Scottsdale, Arizona, is a state-of-the-art auto retail facility operated by UnitedAuto Group, Inc, with 11 premium domestic, European, and Asian franchises, including Acura, Aston Martin, Audi, BMW, Jaguar, Land Rover, Lincoln-Mercury, MINI, Porsche, Volkswagen and Volvo. The complex also houses two test tracks including an off-road course. The newly constructed improvements encompass over 40 acres and 450,000 square feet of facilities, including 253 service bays and a detail center that services 700 vehicles per day.









$250 million More than 80% of our annualized rental revenue is generated from dealer groups having annual sales in excess of $250 million, and 55% of our annualized rental revenue is derived from public company tenants with revenues ranging from $2 billion to more than $20 billion.

in the major metropolitan markets where mature automotive franchise systems exist, making it difficult to move a dealership without infringing upon another dealer's franchise area. Consequently, we are significantly insulated from site obsolescence and the traditional supply/demand characteristics that may impact other types of real estate. Manufacturers periodically require and/or offer financial incentives to dealers to significantly renovate their facilities, which enhances the useful life of our properties. Because of the characteristics of our properties, we are confident that a significant percentage of our tenants will renew their leases at the end of the initial term, which is generally 15 years.

Capital Automotive has created the largest portfolio of automotive retail locations in the world, which is occupied by some of the most accomplished dealer groups. We believe that this portfolio will continue to produce solid returns in both strong and challenging economic climates, and we look forward to our future.

CAPITAL AUTOMOTIVE REIT FRANCHISES



MOMENTUM JAGUAR,
PORSCHE, VOLVO, BMW AND MINI
HOUSTON, TX



LONE STAR FORD
HOUSTON, TX

ACURA AM GENERAL ASTON MARTIN AUDI BENTLEY BMW BUICK CADILLAC CHEVROLET CHRYSLER DODGE

FERRARI FORD GMC HONDA HYUNDAI INFINITI ISUZU JAGUAR JEEP KIA LAND ROVER LEXUS

LINCOLN-MERCURY LOTUS MASERATI MAZDA MERCEDES-BENZ MINI MITSUBISHI NISSAN OLDSMOBILE

PONTIAC PORSCHE ROLLS-ROYCE SAAB SATURN SUBARU SUZUKI TOYOTA VOLKSWAGEN VOLVO



HONDA AND VOLVO OF
SANTA MONICA
SANTA MONICA, CA

CONTENTS

The following selected financial information and discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Selected Financial Information

(In Thousands, Except Per Share Data)	2002	2001	2000	1999	1998
	For the Years Ended December 31,				
Operating Data:					
Total revenues	$ 142,435	$ 117,481	$ 102,303	$ 75,873	$ 34,931
Depreciation and amortization expense	$ 26,329	$ 21,392	$ 17,565	$ 15,347	$ 6,304
General and administrative expense	$ 8,475	$ 7,114	$ 6,592	$ 6,781	$ 5,487
Interest expense	$ 50,427	$ 46,091	$ 42,172	$ 24,541	$ 2,254
Income from continuing operations before minority interest and extraordinary item	$ 56,939	$ 42,884	$ 35,974	$ 29,204	$ 20,886
Minority interest[1]	$ (13,442)	$ (11,122)	$ (10,280)	$ (7,473)	$ (4,395)
Income from continuing operations before extraordinary item	$ 43,497	$ 31,762	$ 25,694	$ 21,731	$ 16,491
Total income from discontinued operations[2]	$ 332	$ 141	$ 118	$ —	$ —
Income before extraordinary item	$ 43,829	$ 31,903	$ 25,812	$ 21,731	$ 16,491
Extraordinary item—extinguishment of debt[3]	$ —	$ (526)	$ —	$ —	$ —
Net income	$ 43,829	$ 31,377	$ 25,812	$ 21,731	$ 16,491
Weighted average number of common shares outstanding—diluted	28,589	24,450	21,113	21,629	20,978
Diluted earnings per share:					
Income from continuing operations before extraordinary item	$ 1.54	$ 1.31	$ 1.22	$ 1.01	$ 0.79
Income before extraordinary item	$ 1.55	$ 1.32	$ 1.22	$ 1.01	$ 0.79
Net income	$ 1.55	$ 1.30	$ 1.22	$ 1.01	$ 0.79
Other Data:					
Funds from operations[4]	$ 83,427	$ 64,333	$ 53,455	$ 44,205	$ 27,047
Adjusted funds from operations[4]	$ 78,343	$ 60,906	$ 51,096	$ 43,243	$ 27,047
Weighted average number of common shares and units outstanding—diluted	37,096	32,726	29,476	28,796	26,228
Annual dividend per share[5]	$ 1.60	$ 1.55	$ 1.50	$ 1.38	$ 0.876
Properties owned at end of period	292	260	244	230	120

(In Thousands)	2002	2001	2000	1999	1998
	As of December 31,				
Balance Sheet Data:					
Real estate before accumulated depreciation	$1,574,153	$1,229,694	$1,037,870	$935,525	$511,132
Total assets	1,542,470	1,199,700	1,021,589	942,559	583,211
Mortgage debt	898,733	637,656	571,519	501,510	161,997
Borrowings under credit facilities	111,096	63,508	14,200	—	—
Total other liabilities	35,970	21,630	30,109	26,066	18,659
Minority interest	116,048	110,885	115,728	115,384	93,898
Total shareholders' equity	380,623	366,021	290,033	299,599	308,657

(1) Minority interest represents income attributable to the units of the Partnership owned by limited partners (other than us) of the Partnership.

(2) Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of on or after January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income. During the third quarter of 2002, we sold three properties and received net proceeds of $7.5 million resulting in a combined gain of $291,000. The earnings generated from these properties have been reported as "discontinued operations" in accordance with SFAS No. 144 and are presented net of minority interest.

(3) During the third quarter of 2001, we converted the interest rate on $150 million of debt from fixed rate to variable rate. The conversion of the interest rate on the debt resulted in a significant modification of the debt. In accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees relating to the debt and classified the write-off as an extraordinary item.

(4) Funds from Operations, commonly referred to as FFO, and Adjusted FFO, which we refer to as AFFO, are non-GAAP financial measures. For definitions of FFO and AFFO, and a reconciliation of FFO and AFFO to their most directly comparable GAAP measure, income (loss) from continuing operations before minority interest and extraordinary item, see "Funds from Operations" *below.*

(5) 2002 annual dividend represents first, second and third quarter dividends totaling $1.1935 declared during 2002 and fourth quarter dividend totaling $0.4065 declared on January 21, 2003. 2001 annual dividend represents first, second and third quarter dividends totaling $1.161 declared during 2001 and fourth quarter dividend totaling $0.389 declared on January 22, 2002.

Overview

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments to our existing tenants in certain circumstances. As of December 31, 2002, we had invested nearly $1.6 billion in 292 properties located in 28 states (Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah and Virginia), comprising approximately 2,076 acres of land and containing approximately 11.9 million square feet of buildings and improvements. Our tenants operate 412 motor vehicle franchises on our properties, representing approximately 45 brands of motor vehicles, which include all of the top selling brands in the U.S.

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2002 of 15.7 years), with our entire portfolio having a weighted average initial lease term of approximately 14.3 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenant (with renewal options ranging from a total of five to 40 years).

Substantially all of our revenues are derived from (1) rents received or accrued under long-term, triple-net leases; (2) interest earned from the temporary investment of funds in short-term investments; and (3) other fee income.

We incur general and administrative expenses including, principally, compensation expense for our executive officers and other employees, professional fees, office administration expenses (including rent), business taxes and insurance and various other expenses incurred in managing our business. We are self-administered and managed by our trustees, executive officers and other employees. Our primary non-cash expense is the depreciation of our properties. We depreciate buildings and improvements on our properties over a nine-year to 40-year period for tax purposes and a 20-year to 40-year period for financial reporting purposes. We do not own or lease any significant personal property, furniture or equipment at any property we currently own.

Recent Developments

During the three months ended December 31, 2002, we completed approximately $52.6 million of property acquisitions, bringing total acquisitions for the year ended December 31, 2002 to $352.1 million. The fourth quarter acquisitions included five properties and several facility improvements and construction fundings, containing six automotive franchises. Substantially all of the acquisitions were funded with funds drawn on our short-term credit facilities and the remainder with cash on hand. These acquisitions added approximately 288,000 square feet of buildings and improvements on approximately 52 acres of land in four states (Florida, Michigan, South Carolina and Texas). The leases have initial lease terms ranging from 15 to 20 years, with a weighted average initial lease term of 18.4 years. These leases have renewal options exercisable at the option of the tenant ranging from a total of 10 to 40 years. A summary of the fourth quarter acquisitions is as follows:

- Three properties totaling $31.4 million subject to fixed rate leases with subsidiaries of UnitedAuto Group, Inc. located in Florida, Michigan and Texas. One Honda and two Toyota franchises are operated on these properties. As of December 31, 2002, we leased eight properties to subsidiaries of UnitedAuto Group, Inc., representing approximately 8% of our total annualized rental revenue.
- One property totaling $8.6 million leased under a variable rate lease to an affiliate of Sonic Automotive, Inc., who we refer to as Sonic, located in Texas. A Toyota franchise is operated on the property. As of December 31, 2002, we leased 83 properties to Sonic, representing approximately 25% of our total annualized rental revenue.
- One property totaling $6.2 million leased under a variable rate lease on real estate operated by Motorcars of Clear Lake, L.P. located in Texas. A Volkswagen franchise is operated on the property. Motorcars of Clear Lake, L.P. is an affiliate of the Momentum Group of Companies, which we refer to as The Momentum Group. As of December 31, 2002, affiliates of The Momentum Group were tenants of 12 of our properties, representing approximately 4% of our total annualized rental revenue.
- Facility improvements and construction fundings, totaling approximately $6.4 million, all of which were transacted with existing tenants.

2002 Acquisitions

During the year ended December 31, 2002, we completed approximately $352.1 million of acquisitions, which included 35 dealership properties and several facility improvements and construction fundings. These acquisitions added approximately 2.2 million square feet of buildings and improvements on approximately 292 acres of land and are located in 14 states (Arizona, California, Colorado, Florida, Indiana, Michigan, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Tennessee, Texas and Virginia). These properties have initial lease terms generally ranging from 12 to 20.5 years, with a weighted average initial lease term of 15.7 years. The leases, in general, have renewal options exercisable at the option of the tenant ranging from a total of 10 to 40 years. We funded the 2002 acquisitions with the following: (i) the issuance of approximately 870,000 units of limited partnership interest in the Partnership, which we refer to as Units, (valued at approximately $19 million at the time of acquisition); (ii) the issuance of long-term variable rate debt; (iii) funds drawn down on our short-term credit facilities; (iv) the net proceeds received from the $325 million debt securitization completed at the end of the second quarter as discussed in *"Liquidity and Capital Resources—Mortgage Debt and Revolving Credit Facilities"* below; and (v) cash on hand.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by management's application of critical accounting policies. A summary of our accounting policies and procedures is included in Note

2 to our consolidated financial statements. Management believes the following are the critical accounting policies used in the preparation of our consolidated financial statements.

Real Estate Assets—Impairment Assessment
We periodically assess our real estate assets for possible permanent impairment when certain events or changes in circumstances indicate that the carrying amount of real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount.

Real Estate Assets—Estimated Useful Lives and Allocation of Purchase Price
We depreciate our real estate assets using the straight-line method over their estimated useful lives. Our buildings and improvements are currently being depreciated over 20 to 40 years. The useful lives of the properties are assigned based on the third party appraisals and/or structural reviews that are prepared for each property we acquire. The purchase price of our properties is allocated to land and building in accordance with the respective appraised values.

Derivatives
We have used and may continue to use interest rate swap arrangements to minimize interest rate risk. We do not enter into interest rate swap arrangements for trading purposes. Swaps we have entered into with third parties, were documented as cash flow hedges and designated as highly effective at inception of the swap agreements, therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets. We intend to meet the conditions for hedge accounting, however, if a particular interest rate swap does not qualify as highly effective, the change in the fair value of the derivatives used as hedges would be reflected in the Consolidated Statements of Operations.

Rental Revenue Recognition
We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. All leases are accounted for as operating leases. Rental income attributable to the leases is recorded monthly when due from tenants and is recognized on a straight-line basis over the initial terms of the related leases. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as CPI. Certain of our leases also provide for fixed minimum and/or maximum periodic adjustments during the initial lease term, generally based on a fixed percentage of the base rent. We straight-line the fixed minimum escalator rental income over the initial lease term. Any rent adjustments above the fixed minimum escalators are recorded as revenue in the period they are due from the tenants.

Capitalized Leasing Costs
Certain initial direct costs incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing leasing-related activities. These activities include evaluating the prospective tenant's financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction.

Results of Operations
Comparison of 2002 to 2001

Revenue
Rental. Rental revenue for the year ended December 31, 2002 increased 21% to $141.6 million, as compared to $117.0 million for 2001. The increase was primarily attributable to:

- the growth of our real estate portfolio, the timing of our property acquisitions and whether or not our leases have fixed minimum escalators, from which we generate our rental income. We owned 292 properties as of December 31, 2002, versus 260 properties as of December 31, 2001, although three of the properties owned as of December 31, 2001 were sold during 2002 and reclassified from rental revenue to discontinued operations as discussed under "*–Discontinued Operations*" below;
- throughout 2002, we converted the leases on approximately $99 million of properties leased to several tenants from variable rate to fixed rate, resulting in an increase in rental revenue. Other terms of the leases, including lease escalators, remained unchanged; and

- an increase from rent adjustments above the fixed minimum escalators, which are recorded as revenue in the period they are due from tenants.

The increase in rental revenue was partially offset by the following:

- at the end of the third quarter of 2001, we converted the leases relating to $185.3 million of properties leased to a tenant from fixed rate to variable rate with a minimum lease rate, resulting in a decrease in rental revenue. We also converted the interest rate on approximately $150 million of debt that is secured primarily by the properties subject to these leases from fixed rate to variable rate. Other terms of the leases, including lease escalators, remained unchanged;
- a decrease in lease rates on our variable rate leases. As of December 31, 2002, approximately $418.2 million of our nearly $1.6 billion real estate portfolio, or 27%, was subject to variable rate leases. This compares to $314.2 million, of which $7.7 million is related to the three properties sold during 2002, of our $1.2 billion real estate portfolio, or 26%, that was subject to variable rate leases as of December 31, 2001. Under our variable rate lease program, rental income attributable to our leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The decrease in lease rates is due to a decrease in the underlying indices during the previous year. The vast majority of our variable rate lease agreements contain minimum lease rates, which have partially mitigated the decrease in lease rates, and none of these leases contains a maximum rate. In addition, the vast majority of our variable rate lease agreements contain fixed rate conversion features. We had a corresponding decrease in interest rates on our variable rate debt resulting in reduced interest expense, which is more fully described below.

Interest and Other. Interest and other income for the year ended December 31, 2002 increased 68% to $803,000 from $479,000 for 2001. The increase was primarily due to an increase in interest earned on temporary investments and escrows and other fee income, partially offset by a gain on the sale of properties, totaling $218,000 included in interest and other income for the year ended December 31, 2001. Beginning in 2002, GAAP requires that the gains and losses from the dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This requires reclassification of certain amounts from "income from continuing operations" to "discontinued operations" which is more fully described below.

Expenses

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2002 increased 23% to $26.3 million from $21.4 million for 2001 and consisted primarily of depreciation on buildings and improvements owned during those years. The increase is attributable to the growth of our real estate portfolio, resulting in an increase in our depreciable assets.

General and Administrative. General and administrative expenses for the year ended December 31, 2002 increased 19% to $8.5 million, as compared to $7.1 million for 2001. Included in our 2002 expenses, is a write-off totaling $195,000 related to the remaining costs on our former office space. In October 2002, we took advantage of the soft office space market and locked up a long-term lease for more efficient space and relocated our office. In addition, we subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease should be charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party. General and administrative expenses, excluding this write-off, increased 16% from 2001. Excluding the former office space write-off, the increase in operating expenses from the prior year is due primarily to:

- an increase in payroll and related expenses primarily attributable to an increase in base compensation, the award of additional stock-based compensation to employees, an increase in bonuses awarded to employees for 2002 performance, as well as an increase in the number of employees;
- an increase in office administration expenses as a result of an increase in staffing requirements and costs associated with the relocation of our office;
- an increase in information technology costs for several projects initiated and completed during 2002 related to the expansion of our hardware infrastructure to improve security, reliability and capacity;
- an increase in directors and officers insurance due to an increase in market rates;
- the purchase of errors and omissions insurance which our servicing entity is required to maintain as a condition to servicing the debt securitization that closed on June 28, 2002;
- an increase in state income taxes due to the growth of our real estate portfolio during 2001 and 2002. This increase was more than offset by a $125,000 credit recorded during the third quarter of 2002 relating to the reimbursement of business and occupancy taxes by certain of our tenants;
- an increase in costs associated with our public reporting requirements due to an increase in the number of shareholders;
- an increase in legal fees associated with our compliance with certain provisions of the Sarbanes-Oxley Act of 2002, proposed and final rules promulgated by the SEC thereunder and proposed Nasdaq corporate governance reforms; and
- an increase in fees associated with servicing our growing portfolio.

Modification of Debt. On June 28, 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002, which we refer to as the Notes, as further described in *"Liquidity and Capital Resources—Mortgage Debt and Revolving Credit Facilities"* below. The transaction reflects approximately $152 million of new debt issued in classes under current market terms and a restructuring of a securitization completed in 1999 that had a remaining balance of approximately $173 million, which we refer to as the Modified Debt. The certificates representing the Modified Debt have economic terms equivalent to the prior transaction. Because the terms of the Modified Debt were virtually identical to the original debt, it did not result in a "significant modification" of debt for GAAP purposes. Therefore, in accordance with GAAP, third-party costs totaling $265,000 incurred in connection with the Modified Debt were expensed during the second quarter of 2002. There were no such expenses incurred during the year ended December 31, 2001.

Interest. Interest expense for the year ended December 31, 2002 increased 9% to $50.4 million from $46.1 million for 2001. Since December 31, 2001, our overall debt increased from approximately $701.2 million (consisting of approximately $320.4 million of fixed rate and approximately $380.8 million of variable rate debt) to approximately $1.0 billion (consisting of approximately $593.9 million of fixed rate and approximately $415.9 million of variable rate debt) as of December 31, 2002, which debt was primarily obtained to directly or indirectly finance the acquisition of properties during the year.

Although our overall debt had increased since December 31, 2001, our interest expense did not increase proportionately due to the mix of variable rate debt to total debt and the reduction of interest rates during the year. The effective interest rate on our debt, which includes deferred loan fees amortized over the life of the loans, decreased from 7.36% for the year ended December 31, 2001 to 6.37% for the year ended December 31, 2002. The decreases were partially offset by:

- the conversion of $58.3 million of variable rate debt to fixed rate debt during the first quarter of 2002 through the execution of interest rate swap arrangements with a third party. The interest rate swap arrangements were executed in conjunction with our conversion of the leases on approximately $71.2 million of properties leased to a tenant from variable rate to fixed rate;
- the conversion of $79.2 million of variable rate debt to fixed rate debt during the fourth quarter of 2002. We entered into an interest rate swap arrangement with a third party during the third quarter of 2001 to swap this variable rate debt to fixed rate. The swap became effective in November of 2002; and
- the issuance of approximately $152 million of fixed rate debt on June 28, 2002, of which a portion was used to pay down borrowings on our short-term credit facilities, as noted in *"Liquidity and Capital Resources—Mortgage Debt and Revolving Credit Facilities"* below.

Discontinued Operations

Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of on or after January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income. During the third quarter of 2002, we sold three properties and received net proceeds of $7.5 million resulting in a combined gain of $291,000. The earnings generated from these properties have been reported as "discontinued operations" in accordance with SFAS No. 144 and are presented net of minority interest. Revenue from the sold properties (not including the gain on the sale of the properties) for the years ended December 31, 2002 and 2001 was $389,000 and $798,000, respectively. Total income from discontinued operations for the years ended December 31, 2002 and 2001 was $332,000 and $141,000, respectively.

Extraordinary Item—Extinguishment of Debt

During the third quarter of 2001, we amended $150.0 million of fixed rate debt due September 29, 2011 to convert the debt to variable rate debt. The debt was converted in conjunction with the conversion of leases relating to $185.3 million of property from fixed rate to variable rate as discussed above. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, we wrote off the remaining deferred loan fees relating to the debt and classified the write-off as an extraordinary item on our consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share, during the year ended December 31, 2001. We did not have any extraordinary items during the year ended December 31, 2002.

Comparison of 2001 to 2000

Revenue

Rental. Rental revenue for the year ended December 31, 2001 increased 16% to $117.0 million, as compared to $101.3 million for 2000. The increase was primarily attributable to the growth of our real estate portfolio, the timing of our property acquisitions and whether or not our leases have fixed minimum escalators, from which we generate our rental income. We owned 260 properties as of December 31, 2001, versus 244 properties as of December 31, 2000, although three of the properties owned as of December 31, 2001 and 2000 were sold during 2002 and reclassified from rental revenue to discontinued operations as discussed under *"–Discontinued Operations"* below.

The increase in rental revenue was partially offset by a decrease in lease rates on our variable rate leases. As of December 31, 2001, $314.2 million, of which $7.7 million is related to the three properties sold during 2002, of our $1.2 billion real estate portfolio, or 26%, was subject to variable rate leases. This compares to $78.8 million of our $1.04 billion real estate portfolio, or 8%, that was subject to variable rate leases as of December 31, 2000. We had a corresponding decrease in interest rates on our variable rate debt resulting in reduced interest expense, which is more fully described below. Under our variable rate lease program, rental income attributable to the leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. Of the total variable rate leases, the majority of the lease agreements contain minimum lease rates and fixed rate conversion features, and none of such leases contains a maximum rate. Of the total amount of variable rate lease additions during 2001, approximately $185.3 million related to properties leased to Sonic that were converted from fixed rate to variable rate during the third quarter of 2001 and the remaining $50.1 million was from acquisitions completed during the year. We also converted the interest rate on the underlying debt that is secured primarily by such properties from fixed rate to variable rate as discussed below.

Interest and Other. Interest and other income for the year ended December 31, 2001 decreased 54% to $479,000 from $1.1 million for 2000. The decrease was primarily due to a decrease in interest earned on temporary investments as well as a decrease in the gain on the sale of properties, which decreased 30% to $218,000 from $311,000 in 2000.

Expenses

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2001 increased 22% to $21.4 million from $17.6 million for 2000 and consisted primarily of depreciation on buildings and improvements owned during those years. The increase is attributable to the growth of our real estate portfolio, resulting in an increase in our depreciable assets.

General and Administrative. General and administrative expenses for the year ended December 31, 2001 increased 8% to $7.1 million, as compared to $6.6 million for 2000. The increase in 2001 operating expenses from the prior year is due primarily to (1) an increase in payroll and related expenses primarily attributable to the issuance of additional stock-based compensation awarded to employees, an increase in bonuses awarded, as well as an increase in the number of employees; (2) an increase in state income taxes due to the growth of our real estate portfolio during 1999 and 2000; and (3) additional costs associated with our marketing and investor relations program. The increase from prior year was partially offset by a decrease in professional services and travel costs and a $300,000 write-down during the third quarter of 2000 of our investment in a start-up, on-line procurement solution company for the automotive retail industry. The investment was written off because they ceased operations due to their inability to secure the capital necessary to fund their business.

Interest. Interest expense for the year ended December 31, 2001 increased 9% to $46.1 million from $42.2 million for 2000. The increase was due to an increase in debt outstanding during that time period (including mortgage debt and borrowings under our credit facilities), which was obtained primarily to fund acquisitions. As discussed above, the increase was partially offset by a decrease in interest rates on our variable rate debt. Our variable rate debt totaled $380.8 million as of December 31, 2001 (including $81.2 million of variable rate debt that will become fixed rate debt effective July 1, 2002 pursuant to an interest rate swap arrangement, which was subsequently extended to November 1, 2002). The effective interest rate on our debt, which includes deferred loan fees amortized over the life of the loans, decreased from 8.13% in 2000 to 7.36% in 2001. Debt outstanding as of December 31, 2001 was approximately $701.2 million (consisting of approximately $320.4 million of fixed rate and approximately $380.8 million of variable rate debt) compared to $585.7 million (consisting of approximately $481.9 million of fixed rate and approximately $103.8 million of variable rate debt) as of December 31, 2000.

Discontinued Operations

See *"Results of Operations—Comparison of 2002 to 2001"* for a description of the reporting of discontinued operations. Revenue from the properties sold during 2002 for the years ended December 31, 2001 and 2000 was $798,000 and $848,000, respectively. Income from discontinued operations for the years ended December 31, 2001 and 2000 was $141,000 and $118,000, respectively.

Extraordinary Item—Extinguishment of Debt

During the third quarter of 2001, we amended $150.0 million of fixed rate debt due September 29, 2011 to convert the debt to variable rate debt. The debt was converted in conjunction with our conversion from fixed rate to variable rate leases relating to approximately $185.3 million of property which Sonic leases, as discussed above. The new debt terms require monthly payments (including interest and principal), and provide for interest at the 30-day LIBOR rate plus 227 basis points versus a fixed rate of 8.03%. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees related to the fixed rate debt and classified the write-off as an extraordinary item on our consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share, during the year ended December 31, 2001. We did not have any extraordinary items during the year ended December 31, 2000.

Liquidity and Capital Resources

Cash and cash equivalents were $7.4 million and $9.5 million at December 31, 2002 and December 31, 2001, respectively. The changes in cash and cash equivalents during the years ended December 31, 2002 and 2001 were attributable to operating, investing and financing activities, as described below.

Operating Activities

Cash provided by operating activities for the years ended December 31, 2002 and 2001 was $82.7 million and $60.1 million, respectively, and represents, in each year, cash received primarily from rents under long-term, triple-net leases, plus interest and other income, less normal recurring general and administrative expenses and interest payments on debt outstanding.

Investing Activities

Cash used in investing activities for the years ended December 31, 2002 and 2001 was $327.2 million and $190.7 million, respectively, and primarily reflects the acquisition of dealership properties, facility improvements and construction fundings, net of sales, during those years.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2002 and 2001 was $242.5 million and $133.8 million, respectively. Cash provided by financing activities for the year ended December 31, 2002 primarily reflects:

- $297.5 million of proceeds received from borrowings on our revolving credit facilities;
- $286.3 million of proceeds received from mortgage debt incurred during the year; and
- $18.3 million of proceeds received from the issuance of common shares, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $249.9 million;
- distributions made to shareholders and minority partners during the year totaling $57.1 million;
- payments of principal on outstanding mortgage debt totaling $25.2 million;
- the increase of restricted cash totaling $13.3 million;
- payments for debt issuance costs totaling $7.5 million;
- payments made during the first quarter of 2002 totaling $6.0 million and $293,000 to purchase outstanding warrants to purchase common shares during the fourth quarter of 2001 and first quarter of 2002, respectively; and
- the redemption of Units totaling $153,000.

Cash provided by financing activities for the year ended December 31, 2001 primarily reflects:

- $192.3 million of proceeds received from borrowings on our revolving credit facilities;
- $83.3 million of proceeds received from mortgage debt incurred during the year;
- $61.3 million of proceeds received from our follow-on offering, net of costs, and
- $13.4 million of proceeds received from the issuance of other common shares, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $143.0 million;
- distributions made to shareholders and minority partners during the year totaling $49.7 million;
- payments of principal on outstanding mortgage debt totaling $17.1 million;
- payments made to purchase outstanding warrants to purchase common shares totaling $4.7 million;
- the redemption of Units totaling $1.0 million;
- the increase of restricted cash totaling $535,000;
- payments for debt issuance costs totaling $242,000; and
- the repurchase of common shares pursuant to our common share repurchase program totaling $142,000.

Financing Strategy

To minimize interest rate risk, we typically match the average term of our long-term debt with the average remaining term of our leases as well as the type of debt with the type of leases (fixed or variable rate) in order to maintain an investment spread over the lease term. We describe this process as "match-funding." We currently intend to match-fund at least 70% of our total outstanding long-term debt with long-term leases. We may change the 70% guideline at any time without shareholder approval. As of December 31, 2002, approximately 75% of our debt outstanding was substantially match-funded, non-recourse debt. As of December 31, 2002, our long-term debt had a weighted average remaining term of 10.7 years, and our leases had a weighted average remaining term of 11.7 years.

We have adopted a policy to limit debt to approximately 65% of our assets (calculated as total assets plus accumulated depreciation). This policy may be changed by our Board of Trustees at any time without shareholder approval. As of December 31, 2002, our debt to assets ratio was approximately 62.0% and our debt to total market capitalization was approximately 53.6%.

In light of our current financial position, we believe that we will be able to obtain additional financing for our short-term and long-term liquidity requirements as discussed in *"Liquidity Requirements"* below. We have used and may continue to use interest rate swap arrangements to minimize interest rate risk and to match-fund our long-term debt with our long-term leases. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us.

Variable Rate Lease Program

We may offer our current and prospective tenants the option of utilizing our variable rate lease program. Under this program, base rent changes monthly based upon a spread over an applicable index, typically LIBOR. In addition, the monthly base rent is typically adjusted upward periodically, usually based on a factor of the change in the CPI. As of December 31, 2002, approximately $418.2 million of our nearly $1.6 billion real estate portfolio, or 27%, was subject to variable rate leases. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate. Upon conversion, the fixed base rent typically continues to be adjusted upward periodically based on a factor of the change in the CPI or other escalation provisions set forth in the lease.

We believe the existing mix of variable rate leases and variable rate debt maintains our balance sheet flexibility, while continuing our policy of minimizing interest rate risk.

Mortgage Debt and Revolving Credit Facilities

As of December 31, 2002, we had total debt outstanding of approximately $1.0 billion. Of this debt, approximately $898.7 million (consisting of $593.9 million of fixed rate and $304.8 million of variable rate debt) was mortgage debt secured by approximately 250 of our properties. In addition, we had $111.1 million outstanding on our revolving credit facilities.

The following is a summary of our total debt outstanding as of December 31, 2002 and 2001 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2002	Principal Balance as of December 31, 2001	2002 Effective Interest Rate*	Term/ Amortization Schedule
7.50% fixed rate debt due 4/20/03[1]	$ 12,000	$ 10,771	$ 11,108	7.76%	(1)
7.59% fixed rate debt due 12/1/08[2]	38,050	34,572	35,886	7.97%	10 yr/17 yr
7.54% fixed rate debt due 7/6/11[3]	100,000	94,413	96,132	7.71%	12 yr/25 yr
7.565% fixed rate debt due 11/12/12[4]	28,500	26,220	—	7.66%	12 yr/25 yr
7.5975% fixed rate debt due 12/18/12[5]	32,054	29,781	—	7.63%	12 yr/30 yr
7.50% fixed rate debt due 8/10/13[6]	82,600	79,158	—	7.50%	12 yr/30 yr
Triple Net Lease Mortgage Notes, Series 2002[7]	325,000	318,995	—	7.70%	(7)
7.635% fixed rate debt due 10/1/14[7]	111,950	—	98,891	7.92%	
8.05% fixed rate debt due 10/1/14[7]	85,000	—	78,319	8.33%	
Total Mortgage Fixed Rate Debt		$ 593,910	$320,336	7.81%	
Short-term variable rate debt[8]	80,867	80,867	—	4.82%	(8)
Variable rate debt due 9/29/11[9]	150,000	143,907	149,419	3.97%	12 yr/25 yr
Various variable rate debt[10]	83,550	80,049	28,400	4.91%	10 to 11 yr/25 yr
Variable rate debt swapped to fixed rate[4][5]	60,554	—	58,278	4.00%	
Variable rate debt swapped to fixed rate[6]	82,600	—	81,223	3.55%	
Total Mortgage Variable Rate Debt		$ 304,823	$317,320	4.17%	
Total Mortgage Debt		$ 898,733	$637,656	6.53%	
$100 million revolving secured facility[11]		65,096	46,108	4.50%	(11)
$60 million revolving unsecured facility[12]		46,000	—	4.75%	(12)
$50 million revolving partially secured facility[13]		—	17,400	3.78%	
Total Credit Facilities		$ 111,096	$ 63,508	4.44%	
Total Debt Outstanding		$1,009,829	$701,164	6.37%	

**Includes deferred loan fees amortized over the life of the loans.*

(1) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $10.8 million. The note is secured by four of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $24.0 million. This loan was amended on January 17, 2003 to require interest only payments equal to the one-month LIBOR rate plus 200 basis points until its amended maturity date of April 20, 2003.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.4 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $62.6 million. The Partnership has provided a guaranty limited to approximately $8.9 million of this loan, contingent upon the occurrence of certain circumstances.

(3) The loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $73.3 million. The loan is secured by 48 of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $165.6 million.

(4) The loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment of approximately $15.1 million. The loan is secured by 10 properties, which as of December 31, 2002 have an aggregate net book value of approximately $38.0 million. This loan bears interest equal to the 30-day LIBOR rate plus 215 basis points. During the first quarter of 2002, we entered into an interest rate swap arrangement with a third party on this loan to fix the interest rate to 7.565%.

(5) The loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment of approximately $18.4 million. The loan is secured by three properties, which as of December 31, 2002 have an aggregate net book value of approximately $32.1 million. This loan bears interest equal to the 30-day LIBOR rate plus 215 basis points. During the first quarter of 2002, we entered into an interest rate swap arrangement with a third party on this loan to fix the interest rate to 7.5975%.

(6) The loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $100.6 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. On November 1, 2002, pursuant to an arrangement with a third party, the variable rate was swapped to a 7.50% fixed rate.

(7) On June 28, 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002, which we refer to as the Notes. The transaction reflects approximately $152 million of new debt issued in classes under current market terms, which we refer to as the New Notes, and a restructuring of a securitization completed in 1999, that had a remaining balance of approximately $173 million, which we refer to as the Modified Debt. The certificates representing the Modified Debt have economic terms equivalent to the prior transaction. The Notes are collateralized by 94 properties, subject to long-term, triple-net leases, which as of December 31, 2002, have an aggregate net book value of approximately $426.0 million. The New Notes have a weighted average effective interest rate (including deferred fees amortized over the life of the New Notes) of approximately 7.0% and are fully-amortizing over 20 years. The Notes are fully-amortizing and have terms ranging from 12 to 20 years, with a weighted average term of 14.2 years. The Notes have a weighted average effective interest rate (including deferred fees amortized over the life of the Notes) of approximately 7.7%. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the Notes on behalf of the noteholders. The Partnership has provided a guaranty limited to approximately $26.1 million of the Notes, contingent upon the occurrence of certain circumstances.

(8) This short-term loan, which matures April 18, 2003, bears interest equal to the one-month LIBOR rate plus 300 basis points, and is convertible into a five-year term note at our discretion. The loan requires interest only payments until the "conversion date," and quarterly interest and principal payments until maturity once converted. Upon conversion, the interest rate will be at a spread over either the lender's commercial fixed rate or floating rate, at our option. This loan is secured by one property, which as of December 31, 2002 had a net book value of approximately $99.6 million.

(9) This loan was converted from fixed rate to variable rate during the third quarter of 2001. Following the conversion, the loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $107.0 million. The loan is secured by 57 of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $205.4 million.

(10) These loans bear interest at variable rates ranging from 200 to 357 basis points above the A1-P1 Commercial Paper Rate or the 30-day LIBOR rate and have maturity dates ranging from December 22, 2009 to May 1, 2012. The terms of the various loans require either quarterly interest payments and level principal payments or monthly level payments of principal and interest until maturity, at which time the loans require final payments totaling approximately $56.9 million. Excluding $18.4 million of the variable rate debt, the loans are secured by 14 properties, which as of December 31, 2002 have an aggregate net book value of approximately $75.0 million. The remaining $18.4 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (3).

(11) Amounts borrowed under this facility bear interest at market rates determined at the time of each draw until such time as we and the lender set an interest rate for any future amounts borrowed under the facility. As of December 31, 2002, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 300 basis points. The facility requires the repayment of principal within 150 days. Borrowings outstanding as of December 31, 2002 require repayment between May 9, 2003 and May 22, 2003. The facility has a one-year term, which terminates on March 21, 2004, and is renewable annually.

(12) At the end of the first quarter of 2002, we closed on this $60 million unsecured revolving credit facility. The facility replaced the existing $50 million secured revolving credit facility at the end of the second quarter of 2002. The facility provides for a three-year term with interest equal to either the Prime rate less 50 basis points or the one-month, two-month or three-month LIBOR rate plus 200 basis points and requires the repayment of borrowings within 180 days. Borrowings outstanding as of December 31, 2002 require repayment by April 1, 2003. As of December 31, 2002, the borrowings under the facility bear interest equal to the three-month LIBOR rate plus 200 basis points. These borrowings were subsequently converted to bear interest equal to the one-month LIBOR rate plus 200 basis points effective January 2, 2003.

(13) The facility matured on March 3, 2002, and was extended until the end of the second quarter at which time it was replaced by the new unsecured revolving credit facility.

The more significant debt covenants related to our mortgage debt and credit facilities limit the Company's debt to assets ratio and require the Company to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2002, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

$325 Million Debt Securitization

As noted in footnote (7) of the debt table herein, we modified approximately $173 million of debt during the second quarter of 2002. Because the terms of the Modified Debt were virtually identical to the original debt, the modification did not result in a significant modification of debt under GAAP. Therefore: (1) the unamortized issuance costs related to the original debt of $3.9 million, plus $2.3 million of costs related to the Modified Debt that was paid to the lender and capitalized, will be amortized over the remaining term of the Modified Debt using the effective interest method; and (2) third-party costs totaling $265,000 incurred in connection with the Modified Debt were expensed. In addition, we incurred approximately $6.3 million in debt issuance costs associated with the issuance of the New Notes, which were capitalized and will be amortized over the term of the New Notes using the effective interest method.

Interest Rate Swaps

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999; however, during the second quarter of 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, which required that all companies be in compliance with SFAS No. 133 as of January 1, 2001. SFAS No. 133 does not require restatement of financial statements from prior periods. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted SFAS No. 133 on January 1, 2001. There was no impact to our financial statements at the time of adoption.

During the third quarter of 2001, we borrowed $82.6 million of long-term variable rate debt drawn under a $150 million commitment for secured financing from Toyota Financial Services. The terms of the debt provide for a 12-year term with interest at a spread over the one-month LIBOR rate. On November 1, 2002, pursuant to an agreement with a third party, the variable rate swapped to a fixed rate.

During the first quarter of 2002, we converted the leases on approximately $71.2 million of properties leased to a tenant from variable rate to fixed rate. At the same time, we entered into interest rate swap arrangements with a third party to fix the interest rate on the debt secured primarily by such properties totaling approximately $58.3 million.

Fixing the rate on $140.9 million of debt with interest rate swap arrangements, continues our strategy of minimizing interest rate risk by substantially match-funding our debt with leases in order to lock in our investment spread over the initial lease term. These swaps were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, we determined that these derivative instruments are highly effective. Consequently, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or derivative instrument liability and is included in other assets or other liabilities and accumulated other comprehensive income (loss) within our consolidated balance sheets. In addition, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us. The collateral posted by us, totaling approximately $15.0 million and zero as of December 31, 2002 and 2001, respectively, is included in other assets on our consolidated balance sheets. The unrealized gain (loss) as of December 31, 2002 and 2001 was as follows (in thousands):

As of December 31,	2002	2001
Derivative instrument asset (liability)	$(16,274)	$2,249

Extraordinary Item—Extinguishment of Debt

As noted in footnote (9) of the debt table herein, the interest rate on $150 million of debt was converted from fixed rate to variable rate during the third quarter of 2001. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees relating to the fixed rate debt and classified the write-off as an extraordinary item on the consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share, during the year ended December 31, 2001.

Liquidity Requirements

Short-term liquidity requirements consist primarily of normal recurring operating expenses and capital expenditures, regular debt service requirements (including debt service relating to additional and replacement debt), distributions to shareholders and holders of Units, who we refer to as Unitholders, and amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings. We expect to meet these requirements (other than amounts required for additional property acquisitions, facility improvement and expansion fundings and construction financings) through cash provided from operations and our existing revolving credit facilities.

Our short-term liquidity requirements also include the repayment of short-term debt totaling approximately $202.8 million, which includes: (1) a $10.8 million balloon payment of our fixed rate mortgage debt due April 20, 2003; (2) an $80.9 million repayment of our outstanding short-term variable rate mortgage debt due April 18, 2003, if this debt is not converted, at our option, into a five-year term note; (3) a $46.0 million repayment of borrowings outstanding on our short-term unsecured credit facility due April 1, 2003; and (4) a $65.1 million repayment of borrowings outstanding on our short-term secured credit facility due between May 9, 2003 and May 22, 2003 (all discussed in *"Mortgage Debt and Revolving Credit Facilities"* above). We anticipate repayment of our short-term debt with the net proceeds received from a debt securitization, which is expected to close at the end of the first quarter of 2003. If we do not complete a debt securitization, we will be required to either use alternative financing sources for repayment or request extensions to the maturity dates of the mortgage debt and credit facilities described above. The availability and terms of any such financing will depend upon market and other conditions.

We anticipate that any additional acquisitions of properties, facility improvement and expansion fundings and construction financings during the next 12 months will be funded with the debt securitization as discussed above, amounts available under our existing long-term debt commitments, future long-term secured and unsecured debt and the issuance of common or preferred equity or Units, each of which may be initially funded with our existing revolving credit facilities. Acquisitions of properties, facility improvement and expansion fundings and construction financings will be made subject to our investment objectives and policies with the intention of maximizing both current and long-term growth and income.

As of December 31, 2002, long-term liquidity requirements consisted primarily of maturities under our long-term debt. We anticipate that long-term liquidity requirements will also include amounts required for acquisitions of properties, facility improvement and expansion fundings and construction financings. We expect to meet long-term liquidity requirements through long-term secured and unsecured borrowings and other debt and equity financing alternatives. The availability and terms of any such financing will depend upon market and other conditions.

Aggregate annual principal maturities of mortgage debt (which includes principal amortization and excludes the short-term variable rate mortgage debt totaling approximately $80.9 million which matures April 18, 2003 that is convertible, at our option, into a five-year term note) as of December 31, 2002 are as follows (in thousands):

For the Year Ended December 31,	
2003	$ 38,023
2004	27,993
2005	29,692
2006	31,424
2007	33,285
Thereafter	657,449
Total	$817,866

During the second quarter of 2001, we received a commitment for $150.0 million of secured long-term variable rate financing from Toyota Financial Services. The commitment can be drawn down in multiple fundings under one or more debt instruments, and each funding is subject to customary conditions precedent and the lender's satisfaction with the loan documentation. The terms of the commitment provide for a 12-year term with interest at a spread over the one-month LIBOR rate. As of December 31, 2002, we had $67.4 million available under this commitment.

Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2002, there were no repurchases of common shares. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. During 2000, we repurchased 900,000 common shares at an average price of $10.96 per common share. From the inception of the common share repurchase program through December 31, 2002, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

Dividend Reinvestment and Share Purchase Plan

During April 2000, the Company implemented a Dividend Reinvestment and Share Purchase Plan, which was subsequently amended in March 2001, which we refer to as the DRIP. Under the DRIP, current shareholders and holders of Units, which we refer to as Unitholders, are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%). Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from the Company or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 23,000, 508,000 and 458,000 common shares under the DRIP and received approximately $526,000, $7.4 million and $5.9 million in proceeds for the years ended December 31, 2002, 2001 and 2000, respectively.

Purchase of Warrants Outstanding to Purchase Common Shares

During the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remaining $6.1 million was paid in 2002, and was funded with debt and cash on hand. During the first quarter of 2002, we completed the purchase of outstanding warrants to purchase 50,000 common shares for $5.85 per warrant, which was funded with cash on hand. The purchase price for all the warrants was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price per share for the common shares underlying the warrants was $15.00 and substantially all warrants would have expired in February 2003. The purchase of the warrants was considered a retirement of an equity instrument for GAAP purposes and therefore recorded as a charge to shareholders' equity. In addition, a total of 25,000 and 279,446 warrants to purchase common shares were exercised at $15.00 per share during 2002 and 2001, respectively. As of December 31, 2002, we had warrants outstanding to acquire a total of 30,000 common shares at an exercise price of $15.00 per share with expiration dates ending no later than February 2003.

Funds from Operations

The National Association of Real Estate Investment Trusts (NAREIT) developed Funds from Operations, commonly referred to as FFO, as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the revised definition adopted in April 2002 by NAREIT, is income (loss) from continuing operations before minority interest and extraordinary item (computed in accordance with GAAP) plus income from discontinued operations (including minority interest) and excluding gains (or losses) from the sales of property reported as income (loss) from continuing operations plus depreciation and amortization of assets unique to the real estate industry, and after adjustments for unconsolidated partnerships and joint ventures. Adjusted FFO, which we refer to as AFFO, is FFO less straight-lined rents.

FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO and AFFO meaningful, additional measures of operating performance because they primarily exclude the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted them as performance measures. Comparison of our presentation of FFO, using the NAREIT definition, and AFFO, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

The following chart reconciles FFO and AFFO for each of the five years in the period ended December 31, 2002 to their most directly comparable GAAP measure, income from continuing operations before minority interest and extraordinary item:

(In Thousands, Except Share Data)	2002	2001	2000	1999	1998
Income from continuing operations before minority interest and extraordinary item	**$56,939**	$42,884	$35,974	$29,204	$20,886
Real estate depreciation and amortization	**26,344**	21,477	17,626	15,246	6,161
Income from discontinued operations, net of minority interest	**110**	141	118	—	—
Minority interest related to income from discontinued operations	**34**	49	48	—	—
Gain on sale of assets	—	(218)	(311)	(245)	—
FFO	**83,427**	64,333	53,455	44,205	27,047
Less: straight-lined rents	**(5,084)**	(3,427)	(2,359)	(962)	—
AFFO	**$78,343**	$60,906	$51,096	$43,243	$27,047
Weighted average number of common shares and units used to compute basic FFO and AFFO per share	**35,980**	31,708	29,274	28,774	26,048
Weighted average number of common shares and units used to compute fully diluted FFO and AFFO per share	**37,096**	32,726	29,476	28,796	26,228

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. In general, our policy of substantially match-funding at least 70% of our long-term debt with long-term leases reduces our exposure to interest rate fluctuations. As of December 31, 2002, approximately 75% of our debt outstanding was substantially match-funded, non-recourse debt. We have used and may continue to use interest rate swap arrangements to minimize interest rate risk and to match-fund our long-term debt with our long-term leases. We do not enter into interest rate swap arrangements for trading purposes.

During the year ended December 31, 2002, our fixed rate debt increased from $320.4 million as of December 31, 2001 to $593.9 million as of December 31, 2002. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments at December 31, 2002 had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased, respectively, by approximately $37.0 million.

During the year ended December 31, 2002, our variable rate debt increased from $380.8 million as of December 31, 2001 (including the $81.2 million of variable rate that became fixed rate debt effective November 1, 2002 under an interest rate swap arrangement) to $415.9 million as of December 31, 2002. In addition, our real estate investments which are leased by tenants utilizing our variable lease rate program increased from $314.2 million as of December 31, 2001 to $418.2 million as of December 31, 2002.

Interest rate fluctuations may affect our annual interest expense on our variable rate debt. If interest rates on our variable rate debt instruments outstanding at December 31, 2002 had been 1% higher or lower, our annual interest expense relating to those debt instruments would have increased or decreased, respectively, by approximately $4.2 million, based on balances at December 31, 2002. The impact on net income as a result of an increase or decrease in interest rates by 1% is partially reduced by the structure of our variable rate leases. Interest rate fluctuations may affect our annual rental revenue on our variable rate leases, because the lease rates on the base rents on our variable rate leases are based on a spread over an applicable index, typically LIBOR. As of December 31, 2002, under the vast majority of our variable rate lease agreements, the minimum lease rates, the majority ranging from 8.0% to 9.4%, were in effect. These minimum lease rates are designed to ensure minimum rental revenues if interest rates decline. If the underlying index on our variable rate lease agreements outstanding at December 31, 2002 had been 1% higher or lower, our annual rental revenue relating to those lease agreements would have increased by approximately $540,000 or decreased by approximately $400,000, respectively. Assuming the underlying index increased or decreased to a level where none of our minimum lease rates were triggered, a 1% increase or decrease in the underlying index would increase our rental revenues by approximately $3.6 to $4.2 million or decrease our rental revenue by approximately $3.2 to $4.2 million.

Market Information and Distributions

Our common shares have traded on the Nasdaq National Market under the symbol "CARS" since February 13, 1998 (the date of our initial public offering). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated.

	Share Price		
	High	Low	Distributions
2002			
Fourth quarter	**$25.3500**	**$22.370**	**$0.4065**
Third quarter	**25.7100**	**17.600**	**0.4020**
Second quarter	**25.0000**	**21.690**	**0.3980**
First quarter	**23.4500**	**19.350**	**0.3935**
2001			
Fourth quarter	$20.7400	$17.630	$0.3890
Third quarter	18.5500	16.460	0.3880
Second quarter	18.9500	15.360	0.3870
First quarter	16.1875	12.875	0.3860
2000			
Fourth quarter	$14.5625	$12.375	$0.3850
Third quarter	15.6250	12.000	0.3775
Second quarter	16.0625	11.500	0.3725
First quarter	13.0625	10.625	0.3650

On February 28, 2003, there were 355 holders of record of our common shares and approximately 13,000 beneficial shareholders because certain common shares are held of record by depositories, brokers and other nominees.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included in our Annual Report describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of this Annual Report may also describe forward-looking information. Many things can happen that can cause our actual results to be very different than those described. These factors include, but are not limited to:

- risks that our tenants will not pay rent;
- risks related to our reliance on a small number of tenants for a significant portion of our revenue;
- risks of financing, such as our ability to consummate planned and additional financings on terms which are acceptable to us and our ability to meet existing financial covenants;
- risks that our growth will be limited if we cannot obtain additional capital;
- risks that planned and additional acquisitions may not be consummated;
- risks related to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer's production, supply, vehicle financing, marketing or other practices or changes in the economy generally;
- risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies and the relative illiquidity of real estate;
- environmental and other risks associated with the acquisition and leasing of automotive properties; and
- risks related to our status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors from our Form 8-K/A filed on February 12, 2003, as well as the other information in this Annual Report or referred to in this Annual Report, before investing in us.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)	As of December 31, 2002	2001
Assets		
Real estate:		
Land	$ 632,868	$ 508,556
Buildings and improvements	941,285	721,138
Accumulated depreciation	(85,523)	(59,789)
	1,488,630	1,169,905
Cash and cash equivalents	7,442	9,490
Other assets, net	46,398	20,305
Total Assets	$1,542,470	$1,199,700
Liabilities and Shareholders' Equity		
Liabilities:		
Mortgage debt	$ 898,733	$ 637,656
Borrowings under credit facilities	111,096	63,508
Accounts payable and accrued expenses	29,022	14,661
Security deposits payable	6,948	6,969
Total Liabilities	1,045,799	722,794
Minority interest	116,048	110,885
Shareholders' Equity		
Preferred shares, par value $.01 per share; 20 million shares authorized, no shares issued or outstanding	—	—
Common shares, par value $.01 per share; 100 million shares authorized, 28,321,396 shares issued and outstanding as of December 31, 2002 and 26,653,427 shares issued and outstanding as of December 31, 2001	283	267
Additional paid-in capital	413,688	380,429
Deferred compensation	(1,550)	(1,509)
Accumulated other comprehensive income (loss)	(16,274)	2,249
Distributions in excess of accumulated earnings	(15,524)	(15,415)
Total Shareholders' Equity	380,623	366,021
Total Liabilities and Shareholders' Equity	$1,542,470	$1,199,700

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
(In Thousands, Except Per Share Data)	2002	2001	2000
Revenue:			
Rental	$141,632	$117,002	$101,253
Interest and other	803	479	1,050
Total revenue	142,435	117,481	102,303
Expenses:			
Depreciation and amortization	26,329	21,392	17,565
General and administrative	8,475	7,114	6,592
Modification of debt	265	—	—
Interest	50,427	46,091	42,172
Total expenses	85,496	74,597	66,329
Income from continuing operations before minority interest and extraordinary item	56,939	42,884	35,974
Minority interest	(13,442)	(11,122)	(10,280)
Income from continuing operations before extraordinary item	43,497	31,762	25,694
Income from discontinued operations	110	141	118
Gain on sale of real estate	222	—	—
Total discontinued operations	332	141	118
Income before extraordinary item	43,829	31,903	25,812
Extraordinary item—extinguishment of debt	—	(526)	—
Net income	$ 43,829	$ 31,377	$ 25,812
Shares of common stock outstanding used to compute basic earnings per share	27,473	23,432	20,911
Basic earnings per share:			
Income from continuing operations before extraordinary item	$ 1.58	$ 1.36	$ 1.23
Income before extraordinary item	$ 1.60	$ 1.36	$ 1.23
Net income	$ 1.60	$ 1.34	$ 1.23
Shares of common stock outstanding used to compute diluted earnings per share	28,589	24,450	21,113
Diluted earnings per share:			
Income from continuing operations before extraordinary item	$ 1.54	$ 1.31	$ 1.22
Income before extraordinary item	$ 1.55	$ 1.32	$ 1.22
Net income	$ 1.55	$ 1.30	$ 1.22
Dividends declared per share	$ 1.5825	$ 1.161	$ 1.50

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(In Thousands, Except Share Data)	Common Shares: Shares	Common Shares: Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total	Other Comprehensive Income
Balance at December 31, 1999	21,639,533	$216	$311,858	$(12,159)	$ (316)	$ —	$299,599	$ 21,731
Adjustment to reflect minority interest ownership in Partnership	—	—	(688)	—	—	—	(688)	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	457,835	5	5,870	—	—	—	5,875	—
Issuance of restricted shares, net of forfeitures	116,902	1	1,527	—	(1,528)	—	—	—
Amortization of deferred compensation	—	—	—	—	558	—	558	—
Exercise of common stock options	19,990	—	280	—	—	—	280	—
Registration fees	—	—	(27)	—	—	—	(27)	—
Accrued compensation	—	—	34	—	—	—	34	—
Repurchase of common shares	(900,000)	(9)	(9,854)	—	—	—	(9,863)	—
Dividends declared	—	—	—	(31,547)	—	—	(31,547)	—
Net income	—	—	—	25,812	—	—	25,812	25,812
Balance at December 31, 2000	21,334,260	$213	$309,000	$(17,894)	$(1,286)	$ —	$290,033	$ 25,812
Adjustment to reflect minority interest ownership in Partnership	—	—	381	—	—	—	381	—
Proceeds from follow-on offering, net of costs	3,852,500	39	61,221	—	—	—	61,260	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	508,237	5	7,327	—	—	—	7,332	—
Issuance of restricted shares, net of forfeitures	76,219	1	1,111	—	(1,112)	—	—	—
Amortization of deferred compensation	—	—	—	—	889	—	889	—
Exercise of common stock options and warrants	417,942	4	6,105	—	—	—	6,109	—
Redemption of units of limited partnership interest in the Partnership to common shares	474,269	5	6,104	—	—	—	6,109	—
Purchase of outstanding warrants to purchase common shares	—	—	(10,754)	—	—	—	(10,754)	—
Accrued compensation	—	—	76	—	—	—	76	—
Repurchase of common shares	(10,000)	—	(142)	—	—	—	(142)	—
Change in valuation of interest rate swap	—	—	—	—	—	2,249	2,249	2,249
Dividends declared	—	—	—	(28,898)	—	—	(28,898)	—
Net income	—	—	—	31,377	—	—	31,377	31,377
Balance at December 31, 2001	26,653,427	$267	$380,429	$(15,415)	$(1,509)	$ 2,249	$366,021	$ 33,626
Adjustment to reflect minority interest ownership in Partnership	—	—	9,319	—	—	—	9,319	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	22,717	—	519	—	—	—	519	—
Issuance of restricted shares, net of forfeitures	53,045	—	1,070	—	(1,070)	—	—	—
Amortization of deferred compensation	—	—	—	—	1,029	—	1,029	—
Exercise of common stock options and warrants	1,283,075	13	17,903	—	—	—	17,916	—
Redemption of units of limited partnership interest in the Partnership to common shares	309,132	3	4,606	—	—	—	4,609	—
Purchase of outstanding warrants to purchase common shares	—	—	(293)	—	—	—	(293)	—
Accrued compensation	—	—	135	—	—	—	135	—
Change in valuation of interest rate swap	—	—	—	—	—	(18,523)	(18,523)	(18,523)
Dividends declared	—	—	—	(43,938)	—	—	(43,938)	—
Net income	—	—	—	43,829	—	—	43,829	43,829
Balance at December 31, 2002	28,321,396	$283	$413,688	$(15,524)	$(1,550)	$(16,274)	$380,623	$ 25,306

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(In Thousands)	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 43,829	$ 31,377	$ 25,812
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary item	—	526	—
Gain on disposition of real estate net of minority interest	(222)	(218)	(311)
Depreciation and amortization	28,027	22,824	18,844
Income from continuing operations applicable to minority interest	13,442	11,122	10,280
Income from discontinued operations applicable to minority interest	34	49	48
Increase in other assets	(7,702)	(3,332)	(1,425)
Increase (decrease) in accounts payable and accrued expenses	4,100	(4,336)	1,101
Stock compensation expense	1,164	965	592
Increase (decrease) in security deposits payable	(21)	1,114	1,087
Net cash provided by operating activities	82,651	60,091	56,028
Cash Flows from Investing Activities:			
Purchase of furniture and equipment, net of disposals	(90)	(47)	(33)
Real estate acquisitions	(334,655)	(199,286)	(103,885)
Real estate dispositions	7,524	8,675	5,244
Net cash used in investing activities	(327,221)	(190,658)	(98,674)
Cash Flows from Financing Activities:			
Proceeds from borrowings under credit facilities	297,514	192,338	60,400
Proceeds from mortgage debt	286,252	83,261	80,101
Repayment of borrowings under credit facilities	(249,926)	(143,030)	(46,200)
Mortgage principal payments	(25,175)	(17,124)	(10,093)
Payments for debt issuance costs	(7,548)	(242)	(897)
Decrease (increase) in restricted cash	(13,331)	(535)	879
Payment of cash dividend	(43,755)	(36,854)	(31,065)
Distributions to minority partners	(13,303)	(12,807)	(12,309)
Repurchase of common shares	—	(142)	(9,863)
Payment for the purchase of outstanding warrants to purchase common shares	(6,328)	(4,719)	—
Redemption of units of limited partnership interest in the Partnership	(153)	(1,006)	—
Proceeds from follow-on offering, net of costs	—	61,260	—
Proceeds from issuance of other common shares, net of costs	18,275	13,359	6,105
Net cash provided by financing activities	242,522	133,759	37,058
Net Increase (Decrease) in Cash and Cash Equivalents	(2,048)	3,192	(5,588)
Cash and Cash Equivalents at Beginning of Period	9,490	6,298	11,886
Cash and Cash Equivalents at End of Period	$ 7,442	$ 9,490	$ 6,298
Supplemental Data:			
Real estate acquisitions in exchange for equity issuance	$ 19,000	$ 1,212	$ 1,897
Fourth quarter distribution	$ —	$ —	$ 11,411(1)
Interest paid during the period	$ 46,606	$ 51,179	$ 40,778

(1) Declared in fourth quarter 2000, paid in January 2001.

See accompanying Notes to Consolidated Financial Statements.

1. Organization

Capital Automotive REIT, which we refer to as the Company, is a Maryland real estate investment trust formed in October 1997. We own interests in real estate and conduct our operations, directly or indirectly, through Capital Automotive L.P., which we refer to as the Partnership, and its subsidiaries. We are the sole general partner of the Partnership and, as of December 31, 2002, owned approximately 76.6% of the units of limited partnership interest in the Partnership, which we refer to as Units. References to "we," "us" and "our" refer to the Company or, if the context requires, the Partnership and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries.

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We use (i) the term dealerships to refer to these types of businesses that are operated on our properties, (ii) the term dealer group to refer to a group of related persons and companies who sell us properties, and (iii) the term dealer group, tenant, lessee or operators of dealerships to refer to the related persons and companies that lease our properties. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments to our existing tenants in certain circumstances.

As of December 31, 2002, we had invested nearly $1.6 billion in 292 properties located in 28 states (Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah and Virginia), comprising approximately 2,076 acres of land and containing approximately 11.9 million square feet of buildings and improvements. Our tenants operate 412 motor vehicle franchises on our properties, representing approximately 45 brands of motor vehicles, which include all of the top selling brands in the U.S. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2002 of 15.7 years), with our entire portfolio having a weighted average initial lease term of approximately 14.3 years. As of December 31, 2002, our portfolio had a weighted average remaining lease term of approximately 11.7 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenant (with renewal options ranging from a total of five to 40 years).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, and include the accounts of the Company, its wholly-owned subsidiaries, and other entities where the Company has a majority ownership, all of which it controls. The equity interests of other investors are reflected as minority interest. All significant intercompany transactions and balances have been eliminated in consolidation.

Real Estate and Depreciation

Real estate assets are recorded at cost. External acquisition costs directly related to each property are capitalized as a cost of the respective property. The cost of real estate properties acquired is allocated between land and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is computed using the straight-line method over an estimated useful life of 20 to 40 years for the buildings and improvements. Total real estate depreciation expense was approximately $26.2 million, $21.4 million and $17.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

We periodically assess our real estate assets for possible permanent impairment when certain events or changes in circumstances indicate that the carrying amount of real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount. The Company has not recognized an impairment loss in 2002, 2001 or 2000 on any of its real estate.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years. Total depreciation expense related to our furniture, fixtures and equipment was approximately $76,000, $64,000 and $99,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

Restricted Cash
Restricted cash consists primarily of cash reserved to fund debt service payments and funds invested in cash collateral accounts. The purpose of the cash collateral accounts is to hold funds, generally in the amount of the swap valuations at any point in time, to protect lenders in case of an early termination by us. The cash collateral accounts are controlled by the lenders. Restricted cash is included in other assets and totaled approximately $16.1 million and $2.8 million as of December 31, 2002 and 2001, respectively.

Deferred Loan Costs
Certain costs incurred in connection with obtaining our credit facilities and issuance of mortgage debt are capitalized and generally amortized over the terms of the respective credit facilities or mortgage debt using the effective interest method or on a straight-line basis which approximates the effective interest method. Deferred loan costs include lender fees and other third party costs. These costs, net of accumulated amortization, are included in other assets and total approximately $13.4 million and $7.2 million as of December 31, 2002 and 2001, respectively. Total loan cost amortization expense was approximately $1.6 million, $1.3 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Capitalized Leasing Costs
Certain initial direct costs incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing leasing-related activities. These activities include evaluating the prospective tenant's financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction. These costs, net of accumulated amortization, are included in other assets and total approximately $1.2 million and $1.0 million as of December 31, 2002 and 2001, respectively. Total leasing cost amortization expense was approximately $147,000, $114,000 and $92,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes
We believe we are qualified and will continue to qualify as a real estate investment trust, commonly referred to as a REIT, under the provisions of the Internal Revenue Code of 1986, as amended, commonly referred to as the Code. As a REIT, we are required to distribute at least 90% of our taxable income to our shareholders and comply with certain other requirements. We generally will not be subject to federal income tax on taxable income that we distribute to our shareholders. We distributed over 100% of our taxable income for each of the years in the three years ended December 31, 2002 and accordingly, no provision has been made for income taxes.

Earnings and profits, which will determine the taxability of our distributions to shareholders, and taxable income will differ from that reported for financial reporting purposes. The following reconciles net income available to common shareholders to taxable income for the years ended December 31, 2002 and 2001 (in thousands):

	2002 Estimate	2001 Actual
Net income available to common shareholders	$43,829	$31,377
Straight-line revenue timing difference	(3,883)	(2,538)
Depreciation timing differences on real estate	(1,112)	(944)
Tax stock option compensation expense in excess of GAAP	(8,267)	(460)
Other adjustments	2,711	2,593
Taxable income	$33,278	$30,028

Rental Revenue Recognition
We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. All leases are accounted for as operating leases and rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. As of December 31, 2002, approximately $418.2 million of our nearly $1.6 billion real estate portfolio, or 27%, was subject to variable rate leases. This compares to $314.2 million of our $1.2 billion real estate portfolio, or 26%, that was subject to variable rate leases as of December 31, 2001. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as CPI. Certain of our leases also provide for fixed minimum and/or maximum periodic adjustments during the initial lease term, generally based on a fixed percentage of the base rent. We straight-line the fixed minimum escalator rental income over the initial lease term. Any rent adjustments above the fixed minimum escalators are recorded as revenue in the period they are due from the tenants. Straight-lined rents are included in other assets and totaled approximately $11.8 million and $6.7 million as of December 31, 2002 and 2001, respectively. Straight-lined rental revenue was approximately $5.1 million, $3.4 million and $2.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Derivative Instruments

To minimize interest rate risk, during 2002 and 2001, we entered into three interest rate swap arrangements with third parties to fix the interest rate on the underlying variable rate debt. These swaps were documented as cash flow hedges and designated as highly effective at inception of the swap agreements, therefore, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or a derivative instrument liability on our consolidated balance sheets.

Share-Based Compensation

At December 31, 2002, the Company has a share-based compensation plan, which is described more fully in Note 11. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No share-based compensation expense is reflected in net income, as all options granted under this plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board, commonly referred to as FASB, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," to share-based compensation (in thousands, except per share data).

For the Years Ended December 31,	2002	2001	2000
Net income, as reported	$43,829	$31,377	$25,812
Deduct: Total share-based compensation expense determined under the fair value-based method for all awards, net of minority interest	(463)	(1,032)	(992)
Pro forma net income	$43,366	$30,345	$24,820
Basic earnings per share:			
As reported	$ 1.60	$ 1.34	$ 1.23
Pro forma	$ 1.58	$ 1.30	$ 1.19
Diluted earnings per share:			
As reported	$ 1.55	$ 1.30	$ 1.22
Pro forma	$ 1.53	$ 1.25	$ 1.18

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management compares the carrying value and the estimated fair value of our financial instruments. Due to the highly liquid and short-term nature of our investments, the carrying value approximates the fair value. The estimated fair values of our debt subject to fair value disclosure were determined based on available market information and valuation methodologies believed to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity were involved in developing these estimates and, therefore, are not necessarily indicative of the actual amounts that we could realize upon disposition. As of December 31, 2002, our fixed rate debt with an aggregate carrying value of $593.9 million had an estimated fair value of $606.3 million. As of December 31, 2001, our fixed rate debt with an aggregate carrying value of $320.3 million had an estimated fair value that approximated its carrying value. The estimated fair value of our fixed rate debt was based on interest rates currently available to us for issuance of debt with similar terms, credit risk and remaining maturities. The estimated fair value of our variable rate debt (including amounts outstanding on our revolving credit facilities) was estimated to be approximately equal to its carrying value of $415.9 million and $380.8 million as of December 31, 2002 and 2001, respectively.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the current year presentation.

3. New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. This Statement is effective for fiscal years beginning after December 15, 2002. The disclosure requirements are effective immediately. We believe that SFAS No. 148 will not have a significant impact on our financial condition or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, commonly referred to as FIN 46, "Consolidation of Variable Interest Entities." Under FIN 46, companies will be required to determine if they are the primary beneficiary of a variable interest entity, commonly referred to as a VIE. If they are the primary beneficiary, the VIE must be consolidated. All companies with variable interests in VIEs created after January 31, 2003 must apply the provisions of FIN 46 immediately. Public companies with a variable interest in a VIE created before February 1, 2003 shall apply the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. If it is reasonably possible that a company will consolidate or disclose information about a VIE when FIN 46 becomes effective, certain disclosures are required in all financial statements issued after January 31, 2003. We believe that FIN 46 will not have a significant impact on our financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, commonly referred to as FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to initially record at fair value guarantees meeting the characteristics described in FIN 45, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as defined by SFAS No. 5, "Accounting for Contingencies." FIN 45 also requires a guarantor to provide new disclosures for guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. We have implemented the disclosure requirements of FIN 45. The impact of recording the fair value guarantees will depend on the types and terms of guarantees issued by us after January 1, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Among other provisions, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred which can differ from the commitment date of the plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that SFAS No. 146 will not have a significant impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds FASB Statement No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We are currently evaluating the full impact of the adoption of SFAS No. 145, however, the effects of this pronouncement may result in future gains and losses related to debt transactions to be classified in income from continuing operations. In addition, some extraordinary items related to debt transactions recorded in prior periods will need to be reclassified to income from continuing operations.

4. Acquisitions of Properties

During the year ended December 31, 2002, we completed approximately $352.1 million of acquisitions, which included 35 dealership properties and several facility improvements and construction fundings. These acquisitions added approximately 2.2 million square feet of buildings and improvements on approximately 292 acres of land and are located in 14 states (Arizona, California, Colorado, Florida, Indiana, Michigan, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Tennessee, Texas and Virginia). These properties have initial lease terms generally ranging from 12 to 20.5 years, with a weighted average initial lease term of 15.7 years. The leases, in general, have renewal options exercisable at the option of the tenant ranging from a total of 10 to 40 years. We funded the 2002 acquisitions with the following: (i) the issuance of approximately 870,000 Units (valued at approximately $19 million at the time of acquisition); (ii) the issuance of long-term variable rate debt; (iii) funds drawn down on our short-term credit facilities; (iv) the net proceeds received from the $325 million debt securitization completed at the end of the second quarter as discussed in Note 9 below; and (v) cash on hand.

5. Discontinued Operations

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (effective for the Company on January 1, 2002). SFAS No. 144 requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income. We adopted SFAS No. 144 on January 1, 2002.

During the third quarter of 2002, we sold three properties and received net proceeds of $7.5 million resulting in a combined gain of approximately $291,000. The properties had a carrying value on the date of sale of approximately $7.2 million. The gain on the disposition of these properties and the earnings generated from these properties have been reported as "discontinued operations" in accordance with SFAS No. 144 and are presented net of minority interest. Revenue from the sold properties for the years ended December 31, 2002, 2001 and 2000 was $389,000, $798,000, and $849,000, respectively. Total income from discontinued operations for the years ended December 31, 2002, 2001 and 2000 was $332,000, $141,000 and $118,000, respectively.

6. Related Party Transactions

As of December 31, 2002, we owned 25 properties that were leased to entities related to three members of our Board of Trustees and/or members of their families. In conjunction with the purchases of 24 of these properties, we entered into long-term, triple-net lease agreements with two 10-year renewal periods exercisable at the option of the tenant. During 2002, an entity related to one member of our Board of Trustees assumed the lease on a property that we leased to an unrelated tenant. This long-term, triple-net lease agreement contains two five-year renewal options exercisable at the option of the tenant. Rental revenues from properties leased to related parties for the years ended December 31, 2002, 2001 and 2000 totaled $12.3 million, $12.2 million and $12.3 million, respectively. The leases in the aggregate provide for annualized rental payments as of December 31, 2002 of approximately $12.6 million.

During 2001, two members of our Board of Trustees (including their affiliates) accepted our offer to purchase for $3.90 per share their warrants to purchase approximately 1.4 million of our common shares for an aggregate purchase price of approximately $5.5 million. The purchase was made pursuant to our purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The purchase price was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price for the common shares underlying the warrants was $15.00 and the warrants were to expire in February 2003. The $5.5 million was paid during January of 2002.

7. Operating Leases

Substantially all of our properties are leased under long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The leases have initial terms that range generally from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2002 of 15.7 years) and generally include multiple options to renew upon generally the same terms and conditions, exercisable at the option of the tenants. All leases are accounted for as operating leases and rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, rental income attributable to our leases is variable, and monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. Certain of our leases also provide for fixed minimum and/or maximum periodic adjustments during the initial lease term, generally based on a fixed percentage of the base rent. We straight-line the fixed minimum escalator rental income over the initial lease term. Any rent adjustments above the fixed minimum escalators are recorded as revenue in the period they are due from the tenants. Some of our leases offer tenant purchase options, generally at the greater of the fair market value of the property at the time of sale or our purchase price, which may be increased by a factor of CPI at the time the option is exercised, or the fair market value of the property at the time of sale.

Future minimum rental payments as of December 31, 2002 to be received from our tenants are as follows (in thousands):

For the Year Ended December 31,	
2003	$ 156,139
2004	157,205
2005	158,329
2006	159,461
2007	159,385
Thereafter	1,050,203
Total	$1,840,722

In October 2002, we relocated our office and subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease should be charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party. The write-off totaled $195,000 and was charged to general and administrative expenses and recorded as a liability in the fourth quarter of 2002. As of December 31, 2002, there was one year and two months remaining on our six-year lease agreement for our former office space. The office lease is accounted for as an operating lease. In addition, we hold a letter of credit of approximately $52,000 as a security deposit from our subtenant that expires March 31, 2004.

Also in October 2002, we assumed the lease of a third party for our new office space. In conjunction with our assumption of this lease, the former tenant agreed to subsidize our lease payments over the remaining lease term by reimbursing us $798,000. Of the $798,000 reimbursement, $400,000 was paid to us when the lease agreement was executed, and the remaining $398,000 was provided in the form of two letters of credit which will be converted to cash at future dates during the lease term. In accordance with GAAP, the total reimbursement from the former tenant will be recorded as an offset to rent expense over the remaining lease term. As of December 31, 2002, there were seven years and 10 months remaining on the 10-year lease agreement for our current office space. The office lease is accounted for as an operating lease. As collateral, we issued a letter of credit totaling approximately $290,000 to our landlord which expires October 31, 2003 and is renewable annually.

Future minimum lease payments for our two office leases (excluding the effect of the reimbursement from the former tenant described above) as of December 31, 2002 are as follows:

For the Year Ended December 31,	
2003	$ 607,412[(a)]
2004	430,611[(a)]
2005	401,046
2006	395,685
2007	407,555
Thereafter	1,221,435
Total	$3,463,744

(a) Included in the 2003 and 2004 minimum lease payments are approximately $226,000 and approximately $38,000, respectively, relating to payments for our former office space. The total payments less amounts to be received from our subtenant were included in the write-off that was charged to general and administrative expenses and recorded as a liability during the fourth quarter of 2002 as noted above.

Future minimum payments to be received from our subtenant for our former office space as of December 31, 2002 are as follows:

For the Year Ended December 31,	
2003	$103,843
2004	17,880
Total	$121,723

8. Earnings Per Share

Basic earnings per share is computed as net income divided by the weighted average common shares, excluding restricted shares, outstanding for the period. Diluted earnings per share is computed as income, adjusted to reflect the change in the income allocated to minority interest calculated as if the dilutive securities were outstanding, divided by the weighted average common shares outstanding for the period plus the effect of dilutive securities outstanding for the period, based on the treasury stock method. Dilutive securities include options, warrants, phantom shares and restricted shares. A reconciliation of income and weighted average common shares used to calculate basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands, except per share data):

Years Ended December 31,	2002	2001	2000
Income from continuing operations before extraordinary item	**$43,497**	$31,762	$25,694
Adjustments[(1)]	**402**	306	—
Income from continuing operations before extraordinary item used to calculate diluted earnings per share	**$43,899**	$32,068	$25,694
Basic earnings per share	**$ 1.58**	$ 1.36	$ 1.23
Diluted earnings per share	**$ 1.54**	$ 1.31	$ 1.22
Income before extraordinary item	**$43,829**	$31,903	$25,812
Adjustments[(1)]	**405**	306	—
Income before extraordinary item used to calculate diluted earnings per share	**$44,234**	$32,209	$25,812
Basic earnings per share	**$ 1.60**	$ 1.36	$ 1.23
Diluted earnings per share	**$ 1.55**	$ 1.32	$ 1.22
Net income	**$43,829**	$31,377	$25,812
Adjustments[(1)]	**405**	306	—
Net income used to calculate diluted earnings per share	**$44,234**	$31,683	$25,812
Basic earnings per share	**$ 1.60**	$ 1.34	$ 1.23
Diluted earnings per share	**$ 1.55**	$ 1.30	$ 1.22
Weighted average shares:			
Shares of common stock outstanding used to compute basic earnings per share	**27,473**	23,432	20,911
Adjustments[(1)]	**1,116**	1,018	202
Shares of common stock outstanding used to compute diluted earnings per share	**28,589**	24,450	21,113

(1) The adjustment to income reflects the change in the income allocated to minority interest calculated as if the dilutive securities were outstanding. The adjustment to weighted average shares reflects the effect of dilutive securities outstanding for the period, using the treasury stock method.

9. Mortgage Debt and Revolving Credit Facilities

As of December 31, 2002, we had total debt outstanding of approximately $1.0 billion. Of this debt, approximately $898.7 million (consisting of $593.9 million of fixed rate and $304.8 million of variable rate debt) was mortgage debt secured by approximately 250 of our properties. In addition, we had $111.1 million outstanding on our revolving credit facilities.

The following is a summary of our total debt outstanding as of December 31, 2002 and 2001 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2002	Principal Balance as of December 31, 2001	2002 Effective Interest Rate*	Term/ Amortization Schedule
7.50% fixed rate debt due 4/20/03(1)	$ 12,000	$ 10,771	$ 11,108	7.76%	(1)
7.59% fixed rate debt due 12/1/08(2)	38,050	34,572	35,886	7.97%	10 yr/17 yr
7.54% fixed rate debt due 7/6/11(3)	100,000	94,413	96,132	7.71%	12 yr/25 yr
7.565% fixed rate debt due 11/12/12(4)	28,500	26,220	—	7.66%	12 yr/25 yr
7.5975% fixed rate debt due 12/18/12(5)	32,054	29,781	—	7.63%	12 yr/30 yr
7.50% fixed rate debt due 8/10/13(6)	82,600	79,158	—	7.50%	12 yr/30 yr
Triple Net Lease Mortgage Notes, Series 2002(7)	325,000	318,995	—	7.70%	(7)
7.635% fixed rate debt due 10/1/14(7)	111,950	—	98,891	7.92%	
8.05% fixed rate debt due 10/1/14(7)	85,000	—	78,319	8.33%	
Total Mortgage Fixed Rate Debt		$ 593,910	$320,336	7.81%	
Short-term variable rate debt(8)	80,867	80,867	—	4.82%	(8)
Variable rate debt due 9/29/11(9)	150,000	143,907	149,419	3.97%	12 yr/25 yr
Various variable rate debt(10)	83,550	80,049	28,400	4.91%	10 to 11 yr/25 yr
Variable rate debt swapped to fixed rate(4)(5)	60,554	—	58,278	4.00%	
Variable rate debt swapped to fixed rate(6)	82,600	—	81,223	3.55%	
Total Mortgage Variable Rate Debt		$ 304,823	$317,320	4.17%	
Total Mortgage Debt		$ 898,733	$637,656	6.53%	
$100 million revolving secured facility(11)		65,096	46,108	4.50%	(11)
$60 million revolving unsecured facility(12)		46,000	—	4.75%	(12)
$50 million revolving partially secured facility(13)		—	17,400	3.78%	
Total Credit Facilities		$ 111,096	$ 63,508	4.44%	
Total Debt Outstanding		$1,009,829	$701,164	6.37%	

**Includes deferred loan fees amortized over the life of the loans.*

(1) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $10.8 million. The note is secured by four of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $24.0 million. This loan was amended on January 17, 2003 to require interest only payments equal to the one-month LIBOR rate plus 200 basis points until its amended maturity date of April 20, 2003.

(2) The loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.4 million. The loan is secured by mortgages on seven of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $62.6 million. The Partnership has provided a guaranty limited to approximately $8.9 million of this loan, contingent upon the occurrence of certain circumstances.

(3) The loan requires quarterly payments of principal and interest with a final payment at maturity of approximately $73.3 million. The loan is secured by 48 of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $165.6 million.

(4) The loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment of approximately $15.1 million. The loan is secured by 10 properties, which as of December 31, 2002 have an aggregate net book value of approximately $38.0 million. This loan bears interest equal to the 30-day LIBOR rate plus 215 basis points. During the first quarter of 2002, we entered into an interest rate swap arrangement with a third party on this loan to fix the interest rate to 7.565%.

(5) The loan requires quarterly interest and level principal payments until maturity, at which time the loan requires a final payment of approximately $18.4 million. The loan is secured by three properties, which as of December 31, 2002 have an aggregate net book value of approximately $32.1 million. This loan bears interest equal to the 30-day LIBOR rate plus 215 basis points. During the first quarter of 2002, we entered into an interest rate swap arrangement with a third party on this loan to fix the interest rate to 7.5975%.

(6) The loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $100.6 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. On November 1, 2002, pursuant to an arrangement with a third party, the variable rate was swapped to a 7.50% fixed rate.

(7) On June 28, 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002, which we refer to as the Notes. The transaction reflects approximately $152 million of new debt issued in classes under current market terms, which we refer to as the New Notes, and a restructuring of a securitization completed in 1999, that had a remaining balance of approximately $173 million, which we refer to as the Modified Debt. The certificates representing the Modified Debt have economic terms equivalent to the prior transaction. The Notes are collateralized by 94 properties, subject to long-term, triple-net leases, which as of December 31, 2002, have an aggregate net book value of approximately $426.0 million. The New Notes have a weighted average effective interest rate (including deferred fees amortized over the life of the New Notes) of approximately 7.0% and are fully-amortizing over 20 years. The Notes are fully-amortizing and have terms ranging from 12 to 20 years, with a weighted average term of 14.2 years. The Notes have a weighted average effective interest rate (including deferred fees amortized over the life of the Notes) of approximately 7.7%. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the Notes on behalf of the noteholders. The Partnership has provided a guaranty limited to approximately $26.1 million of the Notes, contingent upon the occurrence of certain circumstances.

(8) This short-term loan, which matures April 18, 2003, bears interest equal to the one-month LIBOR rate plus 300 basis points, and is convertible into a five-year term note at our discretion. The loan requires interest only payments until the "conversion date," and quarterly interest and principal payments until maturity once converted. Upon conversion, the interest rate will be at a spread over either the lender's commercial fixed rate or floating rate, at our option. This loan is secured by one property, which as of December 31, 2002 had a net book value of approximately $99.6 million.

(9) This loan was converted from fixed rate to variable rate during the third quarter of 2001. Following the conversion, the loan bears interest equal to the 30-day LIBOR rate plus 227 basis points and requires monthly level payments of principal and interest with a final payment at maturity of approximately $107.0 million. The loan is secured by 57 of our properties, which as of December 31, 2002 have an aggregate net book value of approximately $205.4 million.

(10) These loans bear interest at variable rates ranging from 200 to 357 basis points above the A1-P1 Commercial Paper Rate or the 30-day LIBOR rate and have maturity dates ranging from December 22, 2009 to May 1, 2012. The terms of the various loans require either quarterly interest payments and level principal payments or monthly level payments of principal and interest until maturity, at which time the loans require final payments totaling approximately $56.9 million. Excluding $18.4 million of the variable rate debt, the loans are secured by 14 properties, which as of December 31, 2002 have an aggregate net book value of approximately $75.0 million. The remaining $18.4 million of the variable rate debt is secured by the same properties that secure the loan discussed in footnote (3).

(11) Amounts borrowed under this facility bear interest at market rates determined at the time of each draw until such time as we and the lender set an interest rate for any future amounts borrowed under the facility. As of December 31, 2002, the borrowings under the facility bear interest equal to the 30-day LIBOR rate plus 300 basis points. The facility requires the repayment of principal within 150 days. Borrowings outstanding as of December 31, 2002 require repayment between May 9, 2003 and May 22, 2003. The facility has a one-year term, which terminates on March 21, 2004, and is renewable annually.

(12) At the end of the first quarter of 2002, we closed on this $60 million unsecured revolving credit facility. The facility replaced the existing $50 million secured revolving credit facility at the end of the second quarter of 2002. The facility provides for a three-year term with interest equal to either the Prime rate less 50 basis points or the one-month, two-month or three-month LIBOR rate plus 200 basis points and requires the repayment of borrowings within 180 days. Borrowings outstanding as of December 31, 2002 require repayment by April 1, 2003. As of December 31, 2002, the borrowings under the facility bear interest equal to the three-month LIBOR rate plus 200 basis points. These borrowings were subsequently converted to bear interest equal to the one-month LIBOR rate plus 200 basis points effective January 2, 2003.

(13) The facility matured on March 3, 2002, and was extended until the end of the second quarter at which time it was replaced by the new unsecured revolving credit facility.

The more significant debt covenants related to our mortgage debt and credit facilities limit the Company's debt to assets ratio and require the Company to comply with minimum debt service coverage and maximum debt to adjusted net worth ratios. Several of our loan agreements contain no financial covenants; however, there are negative covenants relating to customary items such as operation and maintenance of the properties securing the loans and limitations on issuing additional secured debt at those subsidiary levels. As of December 31, 2002, we were in compliance with all of the debt covenants related to our mortgage debt and credit facilities.

Aggregate annual principal maturities of mortgage debt (which includes principal amortization and excludes the short-term variable rate mortgage debt totaling approximately $80.9 million which matures April 18, 2003 that is convertible, at our option, into a five-year term note) as of December 31, 2002 are as follows (in thousands):

For the Year Ended December 31,	
2003	$ 38,023
2004	27,993
2005	29,692
2006	31,424
2007	33,285
Thereafter	657,449
Total	$817,866

$325 Million Debt Securitization

As noted in footnote (7) of the debt table herein, we modified approximately $173 million of debt during the second quarter of 2002. Because the terms of the Modified Debt were virtually identical to the original debt, the modification did not result in a significant modification of debt under GAAP. Therefore: (1) the unamortized issuance costs related to the original debt of $3.9 million, plus $2.3 million of costs related to the Modified Debt that was paid to the lender and capitalized, will be amortized over the remaining term of the Modified Debt using the effective interest method; and (2) third-party costs totaling $265,000 incurred in connection with the Modified Debt were expensed. In addition, we incurred approximately $6.3 million in debt issuance costs associated with the issuance of the New Notes, which were capitalized and will be amortized over the term of the New Notes using the effective interest method.

Interest Rate Swaps

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999; however, during the second quarter of 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, which required that all companies be in compliance with SFAS No. 133 as of January 1, 2001. SFAS No. 133 does not require restatement of financial statements from prior periods. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted SFAS No. 133 on January 1, 2001. There was no impact to our financial statements at the time of adoption.

During the third quarter of 2001, we borrowed $82.6 million of long-term variable rate debt drawn under a $150 million commitment for secured financing from Toyota Financial Services. The terms of the debt provide for a 12-year term with interest at a spread over the one-month LIBOR rate. On November 1, 2002, pursuant to an agreement with a third party, the variable rate swapped to a fixed rate.

During the first quarter of 2002, we converted the leases on approximately $71.2 million of properties leased to a tenant from variable rate to fixed rate. At the same time, we entered into interest rate swap arrangements with a third party to fix the interest rate on the debt secured primarily by such properties totaling approximately $58.3 million.

Fixing the rate on $140.9 million of debt with interest rate swap arrangements, continues our strategy of minimizing interest rate risk by substantially match-funding our debt with leases in order to lock in our investment spread over the initial lease term. These swaps were designed to mirror the underlying variable rate debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, we determined that these derivative instruments are highly effective. Consequently, in accordance with GAAP, the unrealized gain or loss upon measuring the swaps at their fair value is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swaps is recorded as either a derivative instrument asset or derivative instrument liability and is included in other assets or other liabilities and accumulated other comprehensive income (loss) within our consolidated balance sheets. In addition, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us. The collateral posted by us, totaling approximately $15.0 million and zero as of December 31, 2002 and 2001, respectively, is included in other assets on our consolidated balance sheets. The unrealized gain (loss) as of December 31, 2002 and 2001 was as follows (in thousands):

As of December 31,	2002	2001
Derivative instrument asset (liability)	$(16,274)	$2,249

Extraordinary Item—Extinguishment of Debt

As noted in footnote (9) of the debt table herein, the interest rate on $150 million of debt was converted from fixed rate to variable rate during the third quarter of 2001. The conversion of the interest rate on the debt from fixed to variable resulted in a significant modification of the debt. In accordance with GAAP, the significant modification should be treated as an extinguishment of debt. As a result, we wrote off the remaining deferred loan fees relating to the fixed rate debt and classified the write-off as an extraordinary item on the consolidated statements of operations. The extraordinary item totaled $526,000, or $0.02 per basic and diluted share, during the year ended December 31, 2001.

10. Minority Interest

Assets and liabilities allocated to the limited partners (other than the Company), which we describe as the Minority Interest, are based on their ownership percentage of the Partnership at year end. The ownership percentage is determined by dividing the number of Units held by the Minority Interest at year end by the total Partnership Units outstanding at year end, excluding derivative securities. The Minority Interest ownership percentage in assets and liabilities of the Partnership was 23.4% and 23.3% as of December 31, 2002 and 2001, respectively.

Income before minority interest is allocated to the limited partners based on their weighted average ownership during the year. The ownership percentage is determined by dividing the weighted average number of Units held by the Minority Interest by the total weighted average number of Units outstanding during the year, excluding derivative securities. The Minority Interest ownership percentage in income of the Partnership was 23.6% and 25.9% for the years ended December 31, 2002 and 2001.

Holders of Units, which we refer to as Unitholders, are entitled to quarterly distributions which are equivalent to the quarterly dividend distributions received by holders of common shares. There were 8.6 million and 8.0 million limited partnership units in the Partnership, as of December 31, 2002 and 2001, respectively, not held by the Company, which were outstanding and could be exchanged for common shares of the Company on a one-for-one basis in specified circumstances. When a Unitholder converts Units to shares of common stock, an adjustment is recorded to equity to reflect the change in the Minority Interest ownership in the Partnership.

11. Share-Based Compensation

In connection with our initial public offering of common shares in February 1998, the Board of Trustees adopted, and our shareholders approved, the Capital Automotive Group 1998 Equity Incentive Plan, which we refer to as the Plan, to provide equity compensation to our employees, officers, non-employee trustees and certain other service providers. In February 1999, the Board of Trustees approved amendments to the Plan and subsequently received shareholder approval on May 7, 1999, which we refer to as the Amended Plan. The Amended Plan provides for grants of options to purchase a specified number of common shares, which we refer to as Share Options, or grants of common shares, which may or may not be restricted shares, and grants of phantom shares. Under the Amended Plan, the total number of shares available for grant is approximately 3.8 million. In February 2002, the Board of Trustees approved an amendment and restatement of the Amended Plan and subsequently received shareholder approval on May 14, 2002, which we refer to as the Restated Amended Plan. The Restated Amended Plan increases the number of shares available for grant from approximately 3.8 million to approximately 5.1 million and eliminates and amends several provisions of the Amended Plan to reflect current law and practice.

Share Options

Share Options granted under the Restated Amended Plan have exercise prices equal to or greater than the fair market value of a common share at the date of the grant and, for employees, typically become exercisable at a rate of 25% per year over a four-year period, generally commencing on the first anniversary of the date of grant, except for the initial grant of Share Options which commences on the first anniversary of the date of hire. For trustees, Share Options become exercisable in stages, one-third beginning six months after the date of grant, two-thirds beginning on the first anniversary of the date of grant and 100% beginning on the second anniversary of the date of grant. Share Options expire no later than the tenth anniversary of the date of grant or, if earlier, within certain time limits for employment termination.

The following is a summary of our Share Option activity for the years ended December 31, 2002 and 2001 (Share Options in thousands):

	Number of Options	Weighted Average Exercise Price
Share Options outstanding at December 31, 2000	3,159	$14.31
Granted	2	15.31
Forfeited	4	12.24
Exercised or expired	138	13.84
Share Options outstanding at December 31, 2001	3,019	14.33
Granted	**6**	**22.23**
Forfeited	**2**	**16.18**
Exercised or expired	**1,279**	**14.12**
Share Options outstanding at December 31, 2002	**1,744**	**14.51**

Share Options outstanding at December 31, 2002 have exercise prices between $11.59 and $24.00, with a weighted average exercise price of $14.51 and a weighted average remaining contractual life of 5.54 years. At December 31, 2002, there were approximately 1.5 million Share Options exercisable at a weighted average exercise price of $14.85 and a weighted average remaining contractual life of 5.31 years.

Restricted Shares

Restricted shares are shown as issued and outstanding shares and the value of the shares is shown as deferred compensation within shareholders' equity on the date of grant. The deferred compensation is amortized to compensation expense ratably over the vesting period, which is generally three to five years from the effective date of the grant. Certain individuals may make a one-time election to defer receipt of these common shares until a later date, provided that the deferred common shares will be distributed prior to such time upon the occurrence of certain events, including a change of control of the Company, certain terminations of employment and death and disability.

The following is a summary of our restricted shares outstanding as of December 31, 2002 and related compensation expense for the years ended December 31, 2002, 2001 and 2000 (in thousands, except share and per share data):

Grant Date(1)	FMV Price on Date of Grant	Number of Restricted Shares Granted and Issued	Number of Restricted Shares Forfeited	Non-Vested Restricted Shares Outstanding as of 12/31/02	Total Value on Date of Grant	Deferred Compensation as of 12/31/02	Compensation Expense(7) 2002	2001	2000
5/7/99(2)	$12.9375	37,091	7,762	—	$ 479	$ —	$ —	$129	$158
1/17/00(2)	11.5940	46,234	5,069	41,165	536	—	154	161	161
5/11/00(3)	13.8750	77,500	—	77,500	1,075	119	358	358	239
1/24/01(4)	14.5625	76,948	1,421	75,527	1,120	629	231	239	—
5/10/01(5)	16.1000	1,000	—	1,000	16	9	4	3	—
1/18/02(5)	20.8800	50,621	575	50,046	1,057	764	276	—	—
5/14/02(6)	23.6700	888	—	888	21	15	5	—	—
10/29/02(6)	24.0000	625	—	625	15	14	1	—	—

(1) The restricted shares were granted and issued at a purchase price of $0.01 per share.

(2) On May 7, 1999, the Executive Compensation Committee of the Board of Trustees, which we refer to as the Committee, approved the granting of Performance Accelerated Restricted Shares, which we refer to as PARS, to certain employees. The PARS originally had a vesting schedule of approximately seven years from the effective date of January 1, 1999 with the opportunity to accelerate the vesting if the Company achieved certain specified performance targets. On January 17, 2000, the Committee approved a change in the vesting period on all PARS granted on May 7, 1999 to reflect that 50% of such PARS would vest after approximately three years from the effective date of January 1, 1999 and the remainder, still subject to performance acceleration, would vest after seven years. Also on January 17, 2000, the Committee approved the granting of additional PARS to certain employees. On May 11, 2000, the Committee amended the vesting schedule on all PARS granted in 1999 and 2000 to eliminate the "performance accelerated" feature and to generally provide that all restricted shares vest on the third anniversary from the effective date of the grant.

(3) The restricted shares vest on the third anniversary from the effective date of the grant.

(4) The restricted shares outstanding as of December 31, 2002 vest as follows: Approximately 61,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 14,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant.

(5) 50% of the restricted shares vest after three years and the remaining 50% vest after five years from the effective date of the grant.

(6) The restricted shares vest on the third anniversary from the date of hire.

(7) At the date of grant, both the number of the common shares and price to be paid by the employee was known, and the measurement date therefore coincided with the date of grant. The compensation expense was measured by the difference between the purchase price of the PARS or restricted shares and the market price of the common shares on the date of the grant. The compensation expense and corresponding offset to deferred compensation within shareholders' equity is recognized ratably over the vesting period, which is generally three to five years from the effective date of the grant, except as noted below. For the May 7, 1999 and January 17, 2000 grants, when the vesting schedule for the PARS granted in 1999 and 2000 was reduced from seven years to three years, cumulative adjustments totaling $94,000 were recorded to compensation expense to reflect the change in the vesting schedule.

Restricted Shares—Dividends

A holder of our restricted shares has no voting rights, but receives dividends with respect to the restricted shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend payments with respect to the restricted shares held on the dividend record date in the form of cash or additional restricted shares. The additional restricted shares vest in accordance with the vesting schedule of the underlying restricted shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional restricted shares, or to cash equal to the fair market value of the additional restricted shares on the termination date, at our option. The dividends related to the restricted shares are recorded as a dividend distribution under the shareholders' equity section on the dividend record date.

Phantom Shares

In January 2000, we instituted a Phantom Share Purchase Program requiring mandatory, and authorizing voluntary, purchases of phantom shares upon the deferral of a portion of certain employees' annual bonus. Under this program, unless the Committee determines otherwise, 20% of any annual bonus otherwise payable to an executive officer must be deferred, and the executive officer may elect to defer up to an additional 30% of any annual bonus otherwise payable to him. In addition, certain other employees may elect to defer up to 20% of their annual bonus. The phantom shares are purchased at a price equal to 80% of the fair market value of our common shares on the date of grant. The phantom shares awarded upon the deferral of a portion of annual bonuses generally vest on the third anniversary from the date of grant and common shares are issued to the employee. Notwithstanding the foregoing, certain individuals may elect to defer payment of the phantom shares to extend beyond such date to (i) either a later date or (ii) the date the employee terminated employment with the Company or the first January 15 following termination of employment. If the employee terminates prior to the vesting date, the employee is entitled to the lesser of (i) the amount of the annual bonus deferred or (ii) an amount equal to the number of phantom shares multiplied by the fair market value of the phantom shares on the termination date. The following is a summary of phantom shares granted upon the deferral of 1999, 2000, 2001 and 2002 bonuses earned (in thousands, except share and per share data):

Grant Date	Year Bonus Earned	Total Amount of Bonuses Deferred(1)	Number of Phantom Shares Granted	Market Price per Share	Purchase Price per Share	20% Discount Value	Compensation Expense(2) 2002	2001	2000
1/17/00	1999	$410	44,208	$11.5940	$ 9.2752	$103	$34	$34	$34
1/24/01	2000	497	42,672	14.5625	11.6500	124	42	42	—
1/18/02	2001	708	42,396	20.8800	16.7040	177	59	—	—
1/15/03	2002	815	44,359	22.9800	18.3840	204	—	—	—

(1) The Committee approved waivers of the maximum deferral limits of the Phantom Share Purchase Program to include in the total bonuses deferred for each of the years detailed above the following:

	2002	2001	2000	1999
Chief Executive Officer's annual bonus	*100%*	*100%*	*100%*	*100%*
Other executive officers' annual bonuses	*75% and 100%*	*100%*	*100%*	—
Certain other employees' annual bonuses	*30% and 50%*	—	—	—

(2) The compensation expense related to the phantom shares is measured by the difference between the purchase price of the phantom shares and the market price of the common shares on the date of grant. The compensation expense is recognized ratably over the vesting period, which is generally three years from the date of grant, and is included as an offset to shareholders' equity.

Phantom Shares—Dividend Equivalents

A holder of our phantom shares has no voting rights, but receives dividend equivalents with respect to the phantom shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend equivalent payments with respect to the phantom shares held on the dividend record date in the form of cash or additional phantom shares. The additional phantom shares vest in accordance with the vesting schedule of the underlying phantom shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional phantom shares, or to cash equal to the fair market value of the phantom shares on the termination date, at our option. The dividend equivalents related to the phantom shares are recorded as compensation expense on the dividend record date.

Summary

As of December 31, 2002, approximately 1.7 million Share Options, 258,000 restricted shares, and 141,000 phantom shares were outstanding under the Restated Amended Plan, thus leaving approximately 1.5 million shares available under the Restated Amended Plan to be granted. On January 15, 2003, the Committee approved an additional grant of 61,599 restricted shares at a purchase price of $0.01 per share. The restricted shares vest as follows: Approximately 48,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 14,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant. Also on January 15, 2003, the Committee approved an additional grant of phantom shares as detailed in the above table.

We apply APB Opinion No. 25 in accounting for our share-based compensation and accordingly recognized no compensation expense related to the grant of Share Options during the years ended December 31, 2002, 2001 and 2000. Had compensation cost been determined using the fair value method of accounting prescribed by SFAS No. 123, our net income and earnings per share would have been changed to the pro forma amounts detailed in Note 2 under *Share-Based Compensation.*

The Black-Scholes option-pricing model has been used to estimate the value of all Share Options granted. For Share Options issued, the model uses the following assumptions:

Year Share Options Were Issued	Risk-Free Interest Rate	Dividend Growth	Stock Volatility	Expected Share Option Life
2002	3.936%	3.0%	21.65%	4.0
2001	3.982%	3.0%	21.31%	4.0
2000	4.825%	5.0%	41.07%	4.0
1999	6.670%	5.0%	34.96%	4.0
1998	4.625%	10.0%	21.75%	4.0

12. Warrants to Purchase Common Shares

During the fourth quarter of 2001, we completed the purchase of outstanding warrants to purchase approximately 2.8 million common shares for $3.90 per warrant. The aggregate purchase price for the warrants was approximately $10.8 million, of which $4.7 million was paid in 2001 and the remaining $6.1 million was paid in 2002, and was funded with debt and cash on hand. During the first quarter of 2002, we completed the purchase of outstanding warrants to purchase 50,000 common shares for $5.85 per warrant, which was funded with cash on hand. The purchase price for all the warrants was based on the time remaining prior to exercise and the intrinsic value (meaning the difference between the fair market value of the common shares and the exercise price of the warrants) of the outstanding warrants at the time of the offer to purchase. The exercise price per share for the common shares underlying the warrants was $15.00 and substantially all warrants would have expired in February 2003. The purchase of the warrants was considered a retirement of an equity instrument for GAAP purposes and therefore recorded as a charge to shareholders' equity. In addition, a total of 25,000 and 279,446 warrants to purchase common shares were exercised at $15.00 per share during 2002 and 2001, respectively. As of December 31, 2002, we had warrants outstanding to acquire a total of 30,000 common shares at an exercise price of $15.00 per share with expiration dates ending no later than February 2003.

13. 401(k) Plan

During 1998, we adopted the Capital Automotive L.P. Employee 401(k) Plan, which we refer to as the 401(k) Plan. Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan after three months of service. Participants may contribute up to 20% of their earnings, on a pre-tax basis, subject to annual limitations imposed by the Code. We may make matching or discretionary contributions to the 401(k) Plan. These contributions will vest ratably over five years from each employee's date of service. For the years ended December 31, 2002, 2001 and 2000, we approved a 20% match of the participant's elected deferral contribution during those respective years (subject to maximum limits).

For the years ended December 31, 2002, 2001 and 2000, we made matching contributions of approximately $34,000, $27,000 and $25,000, respectively.

14. Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2002, there were no repurchases of common shares. During 2001, we repurchased 10,000 common shares at an average price of $14.19 per common share. During 2000, we repurchased 900,000 common shares at an average price of $10.96 per common share. From the inception of the common share repurchase program through December 31, 2002, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Units from the Company for equivalent purchase prices.

15. Dividend Reinvestment and Share Purchase Plan

During April 2000, the Company implemented a Dividend Reinvestment and Share Purchase Plan, which was subsequently amended in March 2001, which we refer to as the DRIP. Under the DRIP, current shareholders and Unitholders are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $500 up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%). Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from the Company or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 23,000, 508,000 and 458,000 common shares under the DRIP and received approximately $526,000, $7.4 million and $5.9 million in proceeds for the years ended December 31, 2002, 2001 and 2000, respectively.

16. Dividend Distributions

We pay quarterly dividends to our shareholders. Our annual dividend per share for 2002, 2001 and 2000 was $1.60, $1.55 and $1.50, respectively. The annual dividend per share is different from total distribution per share calculated for tax purposes.

The following is a summary of the quarterly cash distributions paid per common share for the years ended December 31, 2002, 2001 and 2000 (unaudited):

2002

Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Return of Capital
11/08/02	**11/19/02**	**$0.4020**	**$0.3073**	**$0.0947**
08/09/02	**08/20/02**	**0.3980**	**0.3043**	**0.0937**
05/10/02	**05/21/02**	**0.3935**	**0.3008**	**0.0927**
02/11/02	**02/20/02**	**0.3890**	**0.2974**	**0.0916**
Totals for 2002			**$1.2098**	**$0.3727**

2001

Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Return of Capital
11/09/01	11/20/01	$0.3880	$0.3208	$0.0672
08/10/01	08/21/01	0.3870	0.3199	0.0671
05/10/01	05/18/01	0.3860	0.3191	0.0669
12/31/00	01/31/01	0.3850	0.3183	0.0667
Totals for 2001			$1.2781	$0.2679

2000

Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Return of Capital
11/10/00	11/21/00	$0.3775	$0.3690	$0.0085
08/10/00	08/18/00	0.3725	0.3641	0.0084
05/10/00	05/18/00	0.3650	0.3568	0.0082
12/31/99	01/31/00*	0.3600	0.2102	0.0048
Totals for 2000			$1.3000	$0.0300

**The fourth quarter 1999 distribution, payable on January 31, 2000, was $0.36 per share and included a "spillover" distribution, with $0.145 per share taxable in 1999, $0.2102 per share taxable in 2000, and $0.0048 per share a return of capital in 2000.*

17. Dividends Declared Per Share

Dividends are generally declared a quarter in arrears. However, prior to 2001, we declared our fourth quarter dividend during the same quarter in order to comply with REIT requirements during those respective years. Dividends declared per share for the year ending December 31, 2002 include the first, second and third quarter dividends for 2002 and the fourth quarter dividend for 2001. Dividends declared per share for the year ended December 31, 2001 include the first, second and third quarter dividends for 2001. Dividends declared per share for the year ended December 31, 2000 include first, second, third and fourth quarter dividends for 2000.

On January 21, 2003, our Board of Trustees declared a cash dividend of $0.4065 per share for the fourth quarter ended December 31, 2002 to shareholders of record as of February 10, 2003. The dividend was paid on February 20, 2003.

18. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2002 and 2001 is as follows (in thousands, except per share amounts):

	Quarter Ended March 31	June 30	September 30	December 31
2002				
Revenue	$32,306	$34,232	$36,357	$39,540
Income from continuing operations	$10,807	$10,867	$10,686	$11,137
Total discontinued operations	$ 47	$ 47	$ 238	$ —
Net income	$10,854	$10,914	$10,924	$11,137
Basic earnings per share:				
Income from continuing operations	$ 0.41	$ 0.40	$ 0.38	$ 0.40
Net income	$ 0.41	$ 0.40	$ 0.39	$ 0.40
Diluted earnings per share:				
Income from continuing operations	$ 0.39	$ 0.38	$ 0.37	$ 0.39
Net income	$ 0.39	$ 0.39	$ 0.38	$ 0.39
Weighted average number of shares—basic	26,547	27,393	27,917	28,015
Weighted average number of shares—diluted	27,834	28,559	28,956	28,990
2001				
Revenue	$27,848	$28,209	$30,131	$31,293
Income from continuing operations before extraordinary item	$ 6,776	$ 7,099	$ 8,251	$ 9,636
Total discontinued operations	$ 32	$ 30	$ 42	$ 37
Income before extraordinary item	$ 6,808	$ 7,129	$ 8,293	$ 9,673
Extraordinary item—extinguishment of debt	$ —	$ —	$ 526	$ —
Net income	$ 6,808	$ 7,129	$ 7,767	$ 9,673
Basic earnings per share:				
Income from continuing operations before extraordinary item	$ 0.32	$ 0.33	$ 0.34	$ 0.37
Income before extraordinary item	$ 0.32	$ 0.33	$ 0.34	$ 0.37
Net income	$ 0.32	$ 0.33	$ 0.32	$ 0.37
Diluted earnings per share:				
Income from continuing operations before extraordinary item	$ 0.31	$ 0.32	$ 0.32	$ 0.35
Income before extraordinary item	$ 0.31	$ 0.32	$ 0.33	$ 0.35
Net income	$ 0.31	$ 0.32	$ 0.31	$ 0.35
Weighted average number of shares—basic	21,485	21,658	24,305	26,218
Weighted average number of shares—diluted	21,862	22,541	25,635	27,684

19. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" provides standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. Our management is our chief decision making group.

All of our operations are derived from one operating segment. This operating segment engages in the purchase of real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion fundings, construction financing and takeout commitments to our existing tenants in certain circumstances. We own interests in real estate and conduct our operations, directly or indirectly, through the Partnership and its subsidiaries.

20. Tenant and Geographic Concentration

For the year ended December 31, 2002, our top 10 tenants, including their affiliates, accounted for approximately 67% of our total rental revenue, and as of December 31, 2002, approximately 70% of our total annualized rental revenue. For each of the years ended December 31, 2002, 2001 and 2000, Sonic Automotive, Inc. and affiliates, who we refer to as Sonic, accounted for approximately 25% of our total rental revenue. As of December 31, 2002, Sonic accounted for approximately 25% of our total annualized rental revenue. No other tenant accounted for 10% or more of our total rental revenue for the year ended December 31, 2002 or our total annualized rental revenue as of December 31, 2002. Sonic is a publicly-traded company that is required to file all necessary reports with the SEC. All relevant information regarding Sonic may be found at the SEC's website www.sec.gov. As a result of the concentration of revenue generated from these few tenants, if any one of them were to default on their respective lease obligations, we would have significantly reduced rental revenue until the defaults were cured or the properties could be leased to a new tenant or tenants.

As of December 31, 2002, our properties were diversified across 28 states, with approximately 77% of our total real estate investments in the top 50 metropolitan areas in the U.S. in terms of population and approximately 98% of our total real estate investments in metropolitan areas, according to the most recent data (April 2000) published by the U.S. Census Bureau on metropolitan statistical areas (MSAs) and primary metropolitan statistical areas (PMSAs). The largest "geographic concentrations" of our properties were in the Houston, TX MSA and the Washington, DC-MD-VA-WV MSA, which accounted for approximately 15% and 10% of our total real estate investments, respectively, as of December 31, 2002. No other MSA's concentration of properties exceeded 7% of our total real estate investments as of December 31, 2002. The Houston, TX MSA and the Washington, DC-MD-VA-WV MSA are both in the top 10 MSAs in terms of population, with the Washington, DC-MD-VA-WV MSA ranked fifth and the Houston, TX MSA ranked seventh. In addition, to minimize our geographic concentration risk in any given area, we generally require cross-guarantees (or guarantees by a corporate parent) of all leases within a dealer group.

REPORT OF INDEPENDENT AUDITORS

The Board of Trustees and Shareholders of Capital Automotive REIT

We have audited the accompanying consolidated balance sheets of Capital Automotive REIT and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Automotive REIT and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 of the Notes to the consolidated financial statements, in 2002 the Company adopted the provisions of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Also, as discussed in Note 9 of the Notes to the consolidated financial statements, in 2001 the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Ernst & Young LLP

McLean, Virginia
January 24, 2003



COUNTER CLOCKWISE FROM THE LEFT

Thomas D. Eckert, *President and Chief Executive Officer*
Jay M. Ferriero, *Senior Vice President and Director of Acquisitions*
David S. Kay, *Senior Vice President and Chief Financial Officer*
John M. Weaver, *Senior Vice President, Secretary and General Counsel*
Peter C. Staaf, *Senior Vice President and Treasurer*

BOARD OF TRUSTEES AND EXECUTIVE OFFICERS

Executive Officers

Thomas D. Eckert
President and
Chief Executive Officer

Jay M. Ferriero
Senior Vice President and
Director of Acquisitions

David S. Kay
Senior Vice President and
Chief Financial Officer

Peter C. Staaf
Senior Vice President and
Treasurer

John M. Weaver
Senior Vice President,
Secretary and General Counsel

CORPORATE INFORMATION

Corporate Headquarters
Capital Automotive REIT
8270 Greensboro Drive
Suite 950
McLean, VA 22102
Phone: (703) 288-3075
Fax: (703) 288-3375
Toll Free: (877) 4CAPAUTO
www.capitalautomotive.com

Transfer Agent and Registrar
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Website: www.amstock.com
Email: info@amstock.com

Dividend Reinvestment and Share Purchase Plan
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
Attn: Dividend Reinvestment
Department
Phone: (800) 278-4353

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at 8:30 a.m., Tuesday, May 6, 2003 at the Ritz-Carlton Hotel of Tysons Corner
1700 Tysons Boulevard
McLean, VA 22102

Annual Report on Form 10-K
A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by writing to the Company or by accessing the Company's website at www.capitalautomotive.com.

Investor Relations
Investors requesting information about Capital Automotive REIT should contact David S. Kay at (703) 394-1302 or email the Company at ir@capitalautomotive.com.

Stock Listing
Nasdaq Stock Market
Symbol: CARS

S&P SMALLCAP 600

CARS™ NASDAQ LISTED

Designed by Curran & Connors, Inc. / www.curran-connors.com

((cars)) CAPITAL AUTOMOTIVE REIT
8270 Greensboro Drive, Suite 950, McLean, VA 22102
PHONE: (703) 288-3075 FAX: (703) 288-3375 TOLL FREE: (877) 4CAPAUTO
www.capitalautomotive.com

